Exhibit (a)(1)(i)
Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
2SEVENTY BIO, INC.
at
$5.00 Net Per Share
by
DAYBREAK MERGER SUB INC.
a wholly owned subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
THE OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE FOLLOWING 11:59 P.M.,
NEW YORK CITY TIME, ON MAY 12, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER
TERMINATED.
THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MARCH 10, 2025 (AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, THE “MERGER AGREEMENT”), AMONG (I) 2SEVENTY BIO, INC., A DELAWARE CORPORATION (“2SEVENTY BIO”), (II) BRISTOL-MYERS SQUIBB COMPANY, A DELAWARE CORPORATION (“PARENT”), AND (III) DAYBREAK MERGER SUB INC., A DELAWARE CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF PARENT (“PURCHASER”). PURCHASER IS OFFERING TO ACQUIRE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.0001 PER SHARE (THE “SHARES”), OF 2SEVENTY BIO FOR $5.00 PER SHARE, IN CASH, WITHOUT INTEREST, SUBJECT TO ANY APPLICABLE WITHHOLDING OF TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS FROM TIME TO TIME HERETO AND THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL PURCHASER PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. THE MERGER AGREEMENT PROVIDES, AMONG OTHER THINGS, THAT AS PROMPTLY AS REASONABLY PRACTICABLE FOLLOWING (BUT IN ANY EVENT ON THE SAME DATE AS) THE ACCEPTANCE OF THE SHARES FOR PAYMENT (THE “OFFER ACCEPTANCE TIME”), SUBJECT TO THE SATISFACTION OR, TO THE EXTENT PERMISSABLE BY APPLICABLE LAW, WAIVER OF THE OTHER CONDITIONS SET FORTH IN THE MERGER AGREEMENT, PURCHASER WILL BE MERGED WITH AND INTO 2SEVENTY BIO (THE “MERGER”), WITHOUT A VOTE OF THE STOCKHOLDERS OF 2SEVENTY BIO IN ACCORDANCE WITH SECTION 251(h) OF THE DELAWARE GENERAL CORPORATION LAW (THE “DGCL”).
THE BOARD OF DIRECTORS OF 2SEVENTY BIO, AT A MEETING DULY CALLED AND HELD, UNANIMOUSLY (A) APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING THE OFFER AND THE MERGER, (B) DETERMINED THAT THE TRANSACTIONS CONTEMPLATED IN THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO IN THE BEST INTERESTS OF 2SEVENTY BIO AND ITS STOCKHOLDERS, (C) DETERMINED THAT THE MERGER WILL BE EFFECTED UNDER SECTION 251(h) OF THE DGCL, AND (D) RESOLVED TO RECOMMEND THAT THE STOCKHOLDERS OF 2SEVENTY BIO ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.
CONCURRENTLY WITH THE EXECUTION OF THE MERGER AGREEMENT, CERTAIN STOCKHOLDERS OF 2SEVENTY BIO, INCLUDING ALL OF THE DIRECTORS AND CERTAIN EXECUTIVE OFFICERS OF 2SEVENTY BIO, ENTERED INTO TENDER AND SUPPORT AGREEMENTS (THE “TENDER AND SUPPORT AGREEMENTS”). PURSUANT TO THE TENDER AND SUPPORT AGREEMENTS, EACH OF THESE DIRECTORS AND EXECUTIVE OFFICERS HAS AGREED, (SOLELY IN THEIR CAPACITY AS STOCKHOLDERS OF 2SEVENTY BIO) AMONG OTHER THINGS, TO TENDER, OR CAUSE TO BE TENDERED, PURSUANT TO THE OFFER, ALL SHARES HELD OF RECORD AND BENEFICIALLY OWNED BY SUCH PERSONS IMMEDIATELY PRIOR TO THE TIME OF EXPIRATION OF THE OFFER.
THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING OR THE FUNDING THEREOF. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS,

INCLUDING, AMONG OTHER THINGS, THAT THE NUMBER OF SHARES VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN THAT, CONSIDERED TOGETHER WITH ALL OTHER SHARES (IF ANY) BENEFICIALLY OWNED BY PARENT OR ANY OF ITS WHOLLY OWNED SUBSIDIARIES (INCLUDING PURCHASER) (BUT EXCLUDING SHARES TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES THAT HAVE NOT YET BEEN RECEIVED, AS DEFINED BY SECTION 251(h)(6) OF THE DGCL), WOULD REPRESENT A MAJORITY OF SHARES OUTSTANDING AT THE TIME OF THE EXPIRATION OF THE OFFER.
A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER IS PROVIDED HEREIN UNDER THE HEADING “SUMMARY TERM SHEET” THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.
QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.
April 14, 2025

IMPORTANT
If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:
•
If you are a record holder (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate (if applicable) and any other documents required in the Letter of Transmittal to Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase.

•
If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call Innisfree M&A Incorporated, the information agent for the Offer, at (877) 800-5186 (toll free from the United States or Canada) or +1 (412) 232-3651 (from outside of the United States or Canada) for assistance. Banks and brokers may call collect at (212) 750-5833. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.

•
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The Letter of Transmittal, the certificates for the Shares and any other required documents (or in the case of a book-entry transfer, an Agent’s Message (defined in “—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) and confirmation of a book-entry transfer of the Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”) must reach the Depositary prior to the expiration of the Offer (currently scheduled as one minute following 11:59 p.m., New York City Time, on May 12, 2025, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”)), unless the procedures for guaranteed delivery described in “The Offer—Section 3—Procedures for Tendering Shares” of this Offer to Purchase are followed.
This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.
* * *
Questions and requests for assistance may be directed to the information agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the information agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found on the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

i

SUMMARY TERM SHEET
Daybreak Merger Sub Inc. (“Purchaser”), a wholly owned subsidiary of Bristol-Myers Squibb Company (“Parent”), is offering to acquire all of the outstanding shares of common stock, par value $0.0001 per share, of 2seventy bio, Inc. (“2seventy bio” or the “Company”) for $5.00 per share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as each may be amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of March 10, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among 2seventy bio, Parent and Purchaser. The following are some of the questions you, as a 2seventy bio stockholder, may have, and answers to those questions. This summary term sheet is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase, and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of this Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “us” and “our” refer to Purchaser. The information concerning 2seventy bio contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by 2seventy bio or has been taken from or is based upon publicly available documents or records of 2seventy bio on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy or completeness of such information.

Securities Sought	All of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of 2seventy bio.

Price Offered Per Share	$5.00, in cash, without interest, subject to any applicable withholding of taxes.

Scheduled Expiration of Offer	One minute following 11:59 p.m., New York City Time, on May 12, 2025, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement.

Purchaser	Daybreak Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation.

Who is offering to buy my securities?
Our name is Daybreak Merger Sub Inc., a wholly owned subsidiary of Parent. We are a Delaware corporation formed for the purpose of making this tender offer for all of the outstanding Shares and completing the process by which we will be merged with and into 2seventy bio. See the “Introduction” to this Offer to Purchase and “The Offer—Section 9—Certain Information Concerning Purchaser and Parent.”
What securities are you offering to purchase?
We are offering to acquire all of the outstanding Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of 2seventy bio common stock as a “Share.” See the “Introduction” to this Offer to Purchase and “The Offer—Section 1—Terms of the Offer.”
Why are you making the Offer?
We are making the Offer to acquire the entire equity interest in 2seventy bio. If the Offer is consummated, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the DGCL and other applicable legal requirements, Purchaser will be merged with and into 2seventy bio without a vote of the stockholders of 2seventy bio (the “Merger”), with 2seventy bio surviving the Merger. Upon consummation of the Merger, 2seventy bio will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent.

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?
We are offering to pay $5.00 per Share, in cash, without interest, subject to any applicable withholding of taxes. If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you) and you directly tender your Shares to Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, then they may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and “The Offer—Section 2—Acceptance for Payment and Payment for Shares.”
Do you have the financial resources to pay for the Shares?
Yes. We estimate that we will need approximately $286 million to acquire 2seventy bio pursuant to the Offer and the Merger, to pay amounts payable in respect of the Company Options and Company RSU Awards (each as defined below), to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Parent and its controlled affiliates expect to contribute or otherwise advance to Purchaser the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. Parent has, or will have, available to it funds necessary to finance the acquisition of the Shares in the Offer and the Merger using cash on hand. As of December 31, 2024, Parent had $10.3 billion in cash and cash equivalents. The consummation of the Offer is not subject to, or contingent upon, any financing condition or the receipt of proceeds from any debt financing or borrowings. Other than as described herein, we have no specific alternative financing arrangements or alternate financing plans in connection with the Offer or the Merger. As noted below, we believe the financial condition of Parent and Purchaser is not relevant to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.
Neither the consummation of the Offer nor the Merger is subject to, or contingent upon, any financing condition. See “The Offer—Section 10—Source and Amount of Funds.”
Is your financial condition relevant to my decision to tender in the Offer?
No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer is being made for all outstanding Shares solely for cash;
•
as described above, we, through Parent and its controlled affiliates, will have sufficient funds available to acquire all Shares validly tendered, and not validly withdrawn, in the Offer and to provide funding for the Merger, which is expected to occur as promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time (as defined below), subject to the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions set forth in the Merger Agreement;

•	consummation of the Offer is not subject to, or contingent upon, any financing condition; and
•	if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.
See “The Offer—Section 10—Source and Amount of Funds.”
What are the conditions to the Offer?
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares unless:
a)	the number of Shares validly tendered and not validly withdrawn that at or prior to the Expiration Time, considered together with all other Shares (if any) beneficially owned by Parent or any of its controlled affiliates (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by section 251(h)(6) of the DGCL), would represent one more than 50% of Shares issued and outstanding at the time of the expiration of the Offer (the “Minimum Condition”);
b)
(i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) shall have been received or shall have terminated or expired, as the case may be and (ii) any agreement with a Governmental Entity (as defined in the Merger Agreement) entered into by the parties to the Merger Agreement not to consummate the Offer or the Merger shall have expired or been terminated (the “Governmental Consents Condition”);

c)	the Merger Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”);
d)
no temporary restraining order, preliminary or permanent injunction or other Order (as defined in the Merger Agreement) preventing the consummation of the Offer or the Merger shall have been issued by any Governmental Entity of competent jurisdiction that is in effect at the Expiration Time, and there shall be no law that is in effect at the Expiration Time enacted by any Governmental Entity of competent jurisdiction that makes consummation of the Offer or the Merger illegal (the “Regulatory Condition”);

•
(i) the representations and warranties of 2seventy bio set forth in Section 4.1(a) and the first sentence of Section 4.1(b) (Organization and Good Standing; Subsidiaries), Section 4.19 (Authority; Binding Nature of Agreement), Section 4.23 (Opinion of Financial Advisor), Section 4.24 (Brokers) and Section 4.25 (Section 203 of the DGCL) of the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); (ii) the representations and warranties of 2seventy bio set forth in clauses (a), (d) and (e) of Section 4.3 (Capitalization) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except for de minimis inaccuracies; (iii) the representations and warranties of 2seventy bio set forth in clause (b) of Section 4.5 (Absence of Changes) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time; and (iv) the other representations and warranties of 2seventy bio set forth in Article 4 of the Merger Agreement shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in the Merger Agreement and further discussed below) (the “Representations Condition”);

•
2seventy bio shall have performed or complied in all material respects with the obligations or covenants that are required to be performed by it prior to the Expiration Time under the Merger Agreement (the “Obligations Condition”);

•	since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect (as defined in the Merger Agreement and further discussed below); and

•
2seventy bio shall have delivered to Parent, dated as of the Expiration Time, a certificate signed on behalf of 2seventy bio by an executive officer of 2seventy bio to the effect that the conditions set forth in the foregoing clauses (e), (f) and (g) have been satisfied as of immediately prior to the Expiration Time.

The conditions to the Offer (the “Offer Conditions”) are further discussed in “The Offer—Section 15—Conditions to the Offer.”
Is there an agreement governing the Offer?
Yes. 2seventy bio, Parent and Purchaser, have entered into the Agreement and Plan of Merger, dated as of March 10, 2025. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into 2seventy bio. See the “Introduction” to this Offer to Purchase and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”
What does 2seventy bio’s board of directors think about the Offer?
2seventy bio’s board of directors (the “2seventy bio Board of Directors”), at a meeting duly called and held, unanimously:
•	approved, adopted and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”);
•	determined that the Transactions, including the Offer and the Merger, are fair to in the best interests of 2seventy bio and its stockholders;
•	determined that the Merger will be effected under Section 251(h) of the DGCL; and
•	resolved to recommend that the stockholders of 2seventy bio accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
2seventy bio will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC (the “Schedule 14D-9”) indicating the approval of the Merger Agreement, the Offer, the Merger and the other Transactions by the 2seventy bio Board of Directors and recommending that 2seventy bio’s stockholders tender their Shares pursuant to the Offer.
See “The Offer—Section 11—Background of the Offer; Contacts with 2seventy bio” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.” We expect that a more complete description of the reasons for the 2seventy bio Board of Directors’ approval of the Offer and the Merger will be set forth in the Schedule 14D-9 filed with the SEC and mailed to 2seventy bio stockholders.
How long do I have to decide whether to tender my Shares in the Offer?
You have until one minute following 11:59 p.m., New York City Time, on May 12, 2025, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement, to decide whether to tender your Shares in the Offer. See “The Offer—Section 1—Terms of the Offer.” If you cannot deliver everything required to make a valid tender to Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”), prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer—Section 3—Procedures for Tendering Shares.” In addition, if we extend the Offer as described below under “Introduction” to this Offer to Purchase, you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, they may require advance notification before the Expiration Time.
Notwithstanding the Expiration Time described above, brokers, dealers or other nominees should be aware that, due to the hours of operation of The Depository Trust Company (“DTC”), tenders of Shares held in street name cannot be processed with DTC if tendered after 6:00 p.m., New York City time, on May 12, 2025. Brokers, dealers or other nominees are encouraged to plan accordingly to ensure that Shares held in street name are timely tendered within DTC’s hours of operation.
When and how will I be paid for my tendered Shares?
In accordance with the terms and conditions of the Merger Agreement, and subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of the Offer Conditions set forth in “The Offer—Section 15—Conditions to the Offer,” Purchaser will (and Parent will cause Purchaser to), promptly following the Expiration Time, irrevocably accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) all Shares validly tendered (and not validly withdrawn) pursuant to the Offer and pay for such Shares.
We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer—Section 3—Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), or an Agent’s Message (defined in “—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) in connection with a book-entry delivery of Shares, and any other required documents for such Shares.
Can the Offer be extended and under what circumstances?
Yes. If, at the scheduled Expiration Time, any of the Offer Conditions have not been satisfied or waived, then, if permitted under the Merger Agreement and under any applicable law, we may, in our discretion (and without the consent of 2seventy bio or any other person), extend the Offer on one or more occasions for additional periods of up to ten business days (or such longer period as may be agreed by 2seventy bio and Parent) per extension in order to permit the satisfaction of such Offer Condition(s). Further, if, at the scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, 2seventy bio may request in writing that Purchaser extend the Offer for one or more occasions for additional periods of up to ten business days each (or such longer period as may be agreed by the 2seventy bio and Parent) in order to permit the satisfaction of such Offer Conditions. We are also required to extend the Offer from time to time for any period required by any applicable law, any interpretation or position of the SEC or its staff or The Nasdaq Stock Market LLC (the “Nasdaq”) or its staff, in each case, applicable to the Offer.
However, Purchaser is not required to extend the Offer (i) for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Time, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived and the Minimum Condition has not been satisfied; or (ii) beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date (defined in the Merger Agreement as September 10, 2025, or as late as March 10, 2026, in the event the End Date has been extended as provided in the Merger Agreement).
Will you provide a subsequent offering period?
We do not presently intend to offer a subsequent offering period.
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City Time, on the business day after the day on which the Offer was scheduled to expire.
How do I tender my Shares?
If you wish to accept the Offer, this is what you must do:
•
If you are a record holder (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you), you must complete and sign the enclosed Letter of Transmittal in accordance with the instructions provided therein, and send it with your stock certificates (if applicable) and any other documents required in the Letter of Transmittal to the Depositary or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the Expiration Time. Detailed instructions are contained in the Letter of Transmittal and in “The Offer—Section 3—Procedures for Tendering Shares.”

•
If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), at (877) 800-5186 (toll free from the United States or Canada) or +1 (412) 232-3651 (from outside of the United States or Canada) for assistance. Banks and brokers may call collect at (212) 750-5833. See “The Offer—Section 3—Procedures for Tendering Shares” for further details.
•
If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

How do I tender Shares that are not represented by a certificate?
If you directly hold uncertificated Shares in an account with 2seventy bio’s transfer agent, Equiniti Trust Company, LLC, you should follow the instructions for book-entry transfer of your Shares as described in Section 3 of this Offer to Purchase and in the attached Letter of Transmittal. If you hold your uncertificated Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.
Until what time can I withdraw tendered Shares?
You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Time. Further, if we have not accepted your Shares for payment by June 13, 2025, you may withdraw them at any time after June 13, 2025. Once we accept your tendered Shares for payment upon the Expiration Time, you will no longer be able to withdraw them. See “The Offer—Section 4—Withdrawal Rights.”
How do I withdraw tendered Shares?
To withdraw Shares that you previously tendered in the Offer, you must deliver a written notice of withdrawal, or a facsimile of one, which includes the required information, to the Depositary while you have the right to withdraw such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, then you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”
Who can participate in the Offer?
The Offer is open to all record holders and beneficial owners of Shares.
Can holders of stock options and/or restricted stock units participate in the Offer?
The Offer is being made only for Shares, and not for outstanding options to purchase shares of 2seventy bio common stock (“Company Options”) or restricted stock unit awards with respect to shares of 2seventy bio common stock (“Company RSU Awards”). Holders of outstanding vested Company Options may participate in the Offer only if they first exercise such Company Options in accordance with the terms of the applicable Company equity incentive plan, agreement or arrangement, and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to assure the holder of such outstanding Company Options will have sufficient time to comply with the procedures for tendering Shares described “The Offer—Section 3—Procedures for Tendering Shares.”
Immediately prior to the date and time of the filing of a certificate of merger in respect of the Merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties and specified in such certificate of merger (such date and time, the “Effective Time”), by virtue of the Merger and without any action on the part of the holder:
•
Company Options. Each Company Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and (i) has a per share exercise price that is less than the Merger Consideration (as defined below) will fully vest, be cancelled and automatically converted into the right to receive, for each share of 2seventy bio common stock underlying such Company Option immediately prior to the Effective Time, an amount (without interest and subject to any applicable withholding tax) in cash from Parent or the Surviving Corporation equal to the excess of the Merger Consideration over the per share exercise price of such Company Option or (ii) has a per share exercise price that is equal to or greater than the Merger Consideration will be automatically cancelled for no consideration.
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Company RSU Awards. Each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time will fully vest, be cancelled and automatically converted into the right to receive, for each share of 2seventy bio common stock underlying such Company RSU Award immediately prior to the Effective Time, an amount (without interest and subject to applicable withholding tax) in cash from Parent or the Surviving Corporation equal to the Merger Consideration.

How will the 2seventy bio Pre-Funded Warrants be treated?
The Merger Agreement provides that as of the Effective Time, without any required action on the part of the holder or any other person, each pre-funded warrant to purchase shares of 2seventy bio common stock (“Company Pre-Funded Warrant”) that is outstanding and unexercised immediately prior to the Effective Time will, in accordance with its terms, cease to represent a warrant exercisable for shares of 2seventy bio common stock and will receive an amount of cash equal to the product of (i) the aggregate number of shares of 2seventy bio common stock for which such Company Pre-Funded Warrant was exercisable immediately prior to the Effective Time, pursuant to the applicable terms of the underlying warrant agreement, after taking into account the “cashless exercise” provisions of such terms, and (ii) the Merger Consideration, without interest and subject to any required withholding under applicable law relating to tax. 2seventy bio agreed to comply with the notice and exercise provisions in the Company Pre-Funded Warrants applicable in connection with the transactions contemplated by the Merger Agreement. On April 9, 2025, all of the outstanding Company Pre-Funded Warrants were exercised by the holders thereof.
Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?
Yes. Concurrently with entry into the Merger Agreement, Parent entered into Tender and Support Agreements (as they may be amended from time to time, the “Tender and Support Agreements”), dated as of March 10, 2025, with certain stockholders of 2seventy bio, including all of the directors and certain executive officers of 2seventy bio (collectively, the “Supporting Stockholders”). Collectively, these stockholders have beneficial ownership of approximately 5.3% of the Shares (including Shares represented by vested and unvested options they hold). Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.
Each Tender and Support Agreement provides that the Supporting Stockholder will tender into the Offer, and not withdraw or cause to be withdrawn, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement (the “Owned Shares”) or that the Supporting Stockholder acquires after such date (the “Additional Owned Shares” and, together with the Owned Shares, the “Covered Shares”). Each Supporting Stockholder’s Covered Shares must be tendered into the Offer promptly, and in any event no later than the latest of (but in any event prior to the Expiration Time): (i) ten business days following the commencement of the Offer; and (ii) in the case of Additional Owned Shares, the earlier of (a) three business days following such acquisition and (b) one business day prior to the Expiration Time.
Each Supporting Stockholder has also agreed to vote, or execute consents with respect to, all of the Supporting Stockholder’s Covered Shares (i) in favor of any proposal necessary or desirable to effect the consummation of the Offer, the Merger or the other Transactions; and (ii) against certain other proposals, actions or agreements, including (A) any Acquisition Proposal (as defined in the Merger Agreement and further discussed below) and (B) any other action, agreement or proposal which would reasonably be expected to prevent or materially impede or materially delay the consummation of the Offer, the Merger or any of the other Transactions.
Each Tender and Support Agreement also limits the ability of the Supporting Stockholder to sell or otherwise transfer, encumber, grant proxies or enter into certain arrangements in respect of the Covered Shares.
Each Tender and Support Agreement will terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) any modification or amendment to the Merger Agreement or the Offer that is effected without the Supporting Stockholder’s prior written consent and which modification or amendment decreases the Offer Price or changes the form of consideration payable to the Supporting Stockholder pursuant to the terms of the Merger Agreement, or (iv) the mutual written consent of Parent and such Supporting Stockholder.
The foregoing summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Tender and Support Agreement, a copy of which Purchaser has filed with the SEC as Exhibit (d)(3) to the Tender Offer Statement on Schedule TO and is incorporated herein by reference.
Will the Offer be followed by a Merger if not all of the Shares are tendered in the Offer? If the Offer is completed, will 2seventy bio continue as a public company?
If the Minimum Condition is satisfied and the Offer is consummated, subject to the satisfaction or waiver of the other conditions to the Merger, we will effect the Merger of Purchaser with and into 2seventy bio as promptly as reasonably practicable following (but in any event on the same date as) the Offer Acceptance Time in accordance with the terms and conditions of the Merger Agreement. The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of 2seventy bio. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required to (nor are we permitted without 2seventy bio’s consent to) accept Shares for purchase in the Offer, nor will we be able to consummate the Merger.
The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into 2seventy bio, the separate existence of Purchaser will cease, and 2seventy bio will continue as the Surviving Corporation in the Merger. Accordingly, Parent, Purchaser and 2seventy bio have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time without a vote of 2seventy bio’s stockholders in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger. See the “Introduction” to this Offer to Purchase and “The Offer—Section 12—Purpose of the Offer; Plans for 2seventy bio; Stockholder Approval; Appraisal Rights” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”
If I decide not to tender, how will the Offer affect my Shares?
At the Effective Time, each Share (other than Shares (a) held in the treasury of 2seventy bio, (b) owned by Parent or Purchaser or any of their direct or indirect subsidiaries, (c) irrevocably accepted for payment in the Offer (the shares described in clauses (a)-(c), collectively, the “Excluded Shares”) or (d) held by a holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL with respect to such Shares (the Shares described in clause (d), the “Appraisal Shares”)) will be automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), subject to any applicable withholding of taxes and without interest.
At the Effective Time, all of the Shares will cease to be outstanding, will automatically be cancelled and will cease to exist, and each non-certificated Share represented by book entry will then represent only the right to receive the Merger Consideration, subject to any applicable withholding of taxes and without interest.
Each Excluded Share will, by virtue of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, will be cancelled without payment of any consideration therefor and will cease to exist.
At the Effective Time, each share of common stock of Purchaser, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time will be automatically converted into one share of common stock of the Surviving Corporation, par value $0.0001 per share.
Therefore, if the Merger takes place and you do not validly exercise appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

While we intend to consummate the Merger as promptly as reasonably practicable after we consummate the Offer, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded Shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares. Also, 2seventy bio may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer—Section 13—The Transaction Documents—The Merger Agreement.”
Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for 2seventy bio; Stockholder Approval; Appraisal Rights-No Stockholder Approval.”
Are appraisal rights available in either the Offer or the Merger?
No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders of 2seventy bio who continuously held Shares from the date of the demand for appraisal through the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger. See “The Offer—Section 12—Purpose of the Offer; Plans for 2seventy bio; Stockholder Approval; Appraisal Rights-Appraisal Rights.”
What is the market value of my Shares as of a recent date?
On March 10, 2025, the last full trading day before we announced our intention to commence the Offer, the closing price of the Shares on Nasdaq was $2.80 per share. On April 11, 2025, the last full trading day before the date of this Offer to Purchase, the closing price of the Shares on Nasdaq was $4.96. Please obtain a recent quotation for the Shares before deciding whether or not to tender your Shares.
What are the material U.S. federal income tax consequences of exchanging my Shares pursuant to the Offer?
In general, your exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes if you are a U.S. Holder, and in certain limited circumstanced if you are a Non-U.S. Holder (as each such term is defined in “The Offer—Section 5—Material U.S. Federal Income Tax Consequences.”) and may also be a taxable transaction under applicable state, local or non-U.S. income or other tax laws. You should consult your tax advisor about the tax consequences to you of exchanging your Shares pursuant to the Offer in light of your particular circumstances. For further discussion of material U.S. federal income tax consequences of exchanging Shares pursuant to the Offer, see “The Offer—Section 5—Material U.S. Federal Income Tax Consequences of Tendering Shares Pursuant to the Offer.”
Who can I talk to if I have questions about the Offer?
You can call Innisfree M&A Incorporated, the Information Agent, at (877) 800-5186 (toll free from the United States or Canada) or +1 (412) 232-3651 (from outside of the United States or Canada). Banks and brokers may call collect at (212) 750-5833. See the back cover of this Offer to Purchase.

To the Stockholders of 2seventy bio:
INTRODUCTION
Daybreak Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), is offering to acquire all of the outstanding shares (the “Shares”) of common stock, par value $0.0001 per share, of 2seventy bio, Inc., a Delaware corporation (“2seventy bio”), for $5.00 per Share (the “Offer Price”), in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements from time to time hereto and thereto, collectively constitute the “Offer”). Unless the context requires otherwise, the terms “we” and “our” refer to Purchaser.
If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock in book-entry form has been issued to you), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the exchange of Shares for cash pursuant to the Offer. However, if you do not complete and sign the IRS Form W-9 or the appropriate IRS Form W-8 that is included in the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at a current rate of 24% on the gross proceeds payable to you. See “The Offer—Section 3—Procedures for Tendering Shares-Backup Withholding.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of Equiniti Trust Company, LLC, the depositary for the Offer (the “Depositary”), and Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See “The Offer-Section 17—Fees and Expenses.”
We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of March 10, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), among 2seventy bio, Parent and Purchaser. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into 2seventy bio, the separate existence of Purchaser will cease, and 2seventy bio will continue as the Surviving Corporation in the Merger. Accordingly, Parent, Purchaser and 2seventy bio have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time without a vote of 2seventy bio’s stockholders in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger.
At the Effective Time, each Share (other than Shares (a) held in the treasury of 2seventy bio, (b) owned by Parent or Purchaser or any of their direct or indirect subsidiaries, (c) irrevocably accepted for payment in the Offer (the shares described in clauses (a)-(c), collectively, the “Excluded Shares”) or (d) held by a holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL with respect to such Shares (the Shares described in clause (d), the “Appraisal Shares”)) will be automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), subject to any applicable withholding of taxes and without interest.
At the Effective Time:
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all of the Shares other than Excluded Shares will cease to be outstanding, will automatically be cancelled and will cease to exist, and each non-certificated Share represented by book entry will then represent only the right to receive the Merger Consideration, subject to any applicable withholding of taxes and without interest;

•
each Excluded Share will, by virtue of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, will be cancelled without payment of any consideration therefor and will cease to exist; and

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each share of common stock of Purchaser, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time will be automatically converted into one share of common stock of the Surviving Corporation, par value $0.0001 per share.

At or promptly following the Offer Acceptance Time, Parent will deposit, or will cause to be deposited, with Equiniti Trust Company, LLC (the “Paying Agent”), cash amounts sufficient to enable the Paying Agent to make payments of the aggregate Merger Consideration payable pursuant to the Merger Agreement to holders of Shares outstanding immediately prior to the Effective Time. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer—Section 13—The Transaction Documents-The Merger Agreement-Conditions to the Merger.” “The Offer—Section 13—The Transaction Documents-The Merger Agreement” contains a more detailed description of the Merger Agreement. “The Offer—Section 5—Material U.S. Federal Income Tax Consequences” summarizes the material U.S. federal income tax consequences of the sale of Shares in the Offer.
Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder:
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Company Options. Each option to purchase shares of 2seventy bio common stock (“Company Option”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and (i) has a per share exercise price that is less than the Merger Consideration will fully vest, be cancelled and automatically converted into the right to receive for each share of 2seventy bio common stock underlying such Company Option immediately prior to the Effective Time, an amount (without interest and subject to any applicable withholding tax) in cash from Parent or the Surviving Corporation equal to the excess of the Merger Consideration over the per share exercise price of such Company Option or (ii) has a per share exercise price that is equal to or greater than the Merger Consideration will be automatically cancelled for no consideration.

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Company RSU Awards. Each restricted stock unit award with respect to shares of 2seventy bio common stock (“Company RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Effective Time will fully vest, be cancelled and automatically converted into the right to receive for each share of 2seventy bio common stock underlying such Company RSU Award immediately prior to the Effective Time, an amount (without interest and subject to applicable withholding tax) in cash from Parent or the Surviving Corporation equal to the Merger Consideration.

The Merger Agreement provides that as of the Effective Time, without any required action on the part of the holder or any other person, each pre-funded warrant to purchase shares of 2seventy bio common stock (“Company Pre-Funded Warrant”) that is outstanding and unexercised immediately prior to the Effective Time will, in accordance with its terms, cease to represent a warrant exercisable for shares of 2seventy bio common stock and will receive an amount of cash equal to the product of (i) the aggregate number of shares of 2seventy bio common stock for which such Company Pre-Funded Warrant was exercisable immediately prior to the Effective Time, pursuant to the applicable terms of the underlying warrant agreement, after taking into account the “cashless exercise” provisions of such terms, and (ii) the Merger Consideration, without interest and subject to any required withholding under applicable law relating to tax. 2seventy bio agreed to comply with the notice and exercise provisions in the Company Pre-Funded Warrants applicable in connection with the transactions contemplated by the Merger Agreement. On April 9, 2025, all of the outstanding Company Pre-Funded Warrants were exercised by the holders thereof.
The Merger Agreement provides that 2seventy bio’s board of directors (the “2seventy bio Board of Directors”) (or, if applicable, any committee of the 2seventy bio Board of Directors administering the 2seventy bio 2021 Employee Stock Purchase Plan (the “Company ESPP”)) will (i) amend the Company ESPP such that no additional Offering (as defined in the Company ESPP) will be commenced between the date of the Merger Agreement and the Effective Time, (ii) provide that each Offering that would otherwise extend beyond the Effective Time will have an Exercise Date (as defined in the Company ESPP) that is no later than ten days prior to the anticipated Effective Time (the “Final Exercise Date”), (iii) provide that each Company ESPP participant’s accumulated contributions under the Company ESPP will be used to purchase shares of 2seventy bio common stock in accordance with the Company ESPP as of the Final Exercise Date, (iv) provide that no participant in the Company ESPP may increase such participant’s rate of payroll deductions used to purchase shares of 2seventy bio common stock under the Company ESPP after the date of the Merger Agreement

(provided that participants will be entitled to withdraw from the Company ESPP in accordance with the terms of the Company ESPP as in effect as of the date of the Merger Agreement), (v) provide that no new participants are permitted to participate in the Company ESPP following the date of the Merger Agreement, and (vi) provide that the Company ESPP shall terminate in its entirety as of the Effective Time and no further rights will be granted or exercised under the Company ESPP thereafter. All shares of 2seventy bio common stock purchased on the Final Exercise Date will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement.
The 2seventy bio Board of Directors, at a meeting duly called and held, unanimously (a) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (b) determined that the Transactions, including the Offer and the Merger, are fair to and in the best interests of 2seventy bio and its stockholders, (c) determined that the Merger will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of 2seventy bio accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
2seventy bio will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares, in connection with the Offer. The Schedule 14D-9 will include a more complete description of the 2seventy bio Board of Directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby. Therefore, stockholders of 2seventy bio are encouraged to review the Schedule 14D-9 carefully and in its entirety.
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares (i) if the Merger Agreement has been terminated in accordance with its terms; or (ii) at any scheduled Expiration Time, if the Minimum Condition has not been satisfied, or any of the other Offer Conditions are not satisfied or waived in writing by Parent as of the Expiration Time. The Offer is not conditioned upon Parent or Purchaser obtaining financing or the funding thereof. These and other Offer Conditions are described in “The Offer—Section 15—Conditions to the Offer” and “The Offer—Section 16-Certain Legal Matters; Regulatory Approvals.”
According to 2seventy bio, as of the close of business on April 10, 2025 (the “Reference Date”), the most recent practicable date, (i) 53,228,315 shares were issued and outstanding, (ii) no shares of 2seventy bio Preferred Stock were issued and outstanding, (iii) 3,674,615 shares of 2seventy bio common stock were subject to issuance upon exercise of Company Options, (iv) 3,221,575 shares of 2seventy bio common stock were subject to issuance pursuant to Company RSU Awards, (v) 692,004 shares of 2seventy bio common stock were reserved for issuance under the Company ESPP, (vi) no shares of 2seventy bio common stock were subject to issuance upon exercise of Company Pre-Funded Warrants, and (vii) no Shares were held by 2seventy bio as treasury shares. As of the close of business on the Reference Date, Parent and its affiliates owned 319,785 Shares and such Shares will be counted toward satisfaction of the Minimum Condition.
Assuming no additional Shares are issued prior to the Expiration Time and based on the Shares outstanding as of the Reference Date, we anticipate that the Minimum Condition would be satisfied if approximately 26,235,379 Shares are validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL).
We currently intend, as promptly as reasonably practicable following (but in any event on the same date as) the Offer Acceptance Time, subject to the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. Following the Merger, the directors and officers of Purchaser will be the directors and officers of 2seventy bio.
Section 251(h) of the DGCL provides that, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on a merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary, prior to expiration of such offer, plus the stock otherwise owned by the acquiring entity equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as reasonably practicable after the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of 2seventy bio stockholders, in accordance with Section 251(h) of the DGCL. See “The Offer—Section 12—Purpose of the Offer; Plans for 2seventy bio; Stockholder Approval; Appraisal Rights.”
The Offer is conditioned upon the fulfillment of the conditions described in “The Offer—Section 15—Conditions to the Offer.” The Offer will expire one minute following 11:59 p.m., New York City Time, on May 12, 2025, unless the Offer is extended or earlier terminated as permitted by the Merger Agreement. See “The Offer-Section 13—The Transaction Documents—The Merger Agreement—Extensions of the Offer.”
This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without a vote of 2seventy bio’s stockholders.
THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER
1.	Terms of the Offer
Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn in accordance with the procedures set forth in “—Section 3-Procedures for Tendering Shares” at or prior to one minute following 11:59 p.m., New York City Time, on May 12, 2025, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”). No “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act will be available.
The Offer is subject to the conditions of the Offer (the “Offer Conditions”) set forth in “—Section 15—Conditions to the Offer,” which include, among other things, satisfaction of the Minimum Condition and the Termination Condition (as defined below). See “—Section 16—Certain Legal Matters; Regulatory Approvals.” Subject to the satisfaction and waiver of the Offer Conditions, we will accept and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.
The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, or may in its discretion extend the Offer. Specifically, the Merger Agreement provides that:
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if at the then-scheduled Expiration Time, the Minimum Condition or any of the other Offer Conditions have not been satisfied or waived by Parent or Purchaser if permitted under the Merger Agreement (other than those conditions that by their terms are to be satisfied at the expiration of the Offer), then Purchaser may or, upon 2seventy bio’s written request, Purchaser will (and Parent will cause Purchaser to) extend the Offer for one or more occasions in consecutive increments of up to ten business days each (or such longer period as may be agreed by 2seventy bio and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Condition to the extent permitted under the Merger Agreement); and

•	Purchaser will, and Parent will cause Purchaser to, extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff.
However, Purchaser is not required to extend the Offer (i) for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Time, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived and the Minimum Condition has not been satisfied; or (ii) to a date later than the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date (defined in the Merger Agreement as September 10, 2025, or as late as March 10, 2026, in the event the End Date has been extended as provided in the Merger Agreement).
Neither Parent nor Purchaser will terminate or withdraw the Offer prior to the then scheduled Expiration Time unless the Merger Agreement is validly terminated in accordance with its terms. Upon any valid termination of the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, will not acquire any Shares pursuant to the Offer, and will cause the Depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders of such Shares.
Parent and Purchaser expressly reserve the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes to the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that 2seventy bio’s prior written approval is required for Parent or Purchaser to:
•
amend, modify or waive the Minimum Condition, the Governmental Consents Condition or the Regulatory Condition (solely with respect to the Sherman Antitrust Act of 1890, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act of 1914 and all other applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation Laws or orders (the “Antitrust Laws”) or the Termination Condition;

•	decrease the number of Shares sought to be purchased by Purchaser in the Offer;
•	reduce the Offer Price except as required or provided by the terms of the Merger Agreement;
•
extend or otherwise change the Expiration Time (except as required or provided by the terms of the Merger Agreement) or terminate or withdraw the Offer (except upon a valid termination of the Merger Agreement);

•	change the form of consideration payable in the Offer;
•	impose any condition to the Offer in addition to the Offer Conditions set forth in Section 15—“Conditions to the Offer”;
•
amend, modify or supplement any of the terms of the Offer in any manner that adversely affects, or could reasonably be expected to have an adverse effect on, any of the holders of Shares (in their capacities as such);

•	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant Section 251(h) of the DGCL; or
•	provide any “subsequent offering period” (or any extension of such period) within the meaning of Rule 14d-11 promulgated under the Exchange Act.
If we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in price or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum of ten business days generally is required to allow adequate dissemination and investor response. If, prior to the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.
The Merger Agreement does not contemplate a subsequent offering period for the Offer.
Following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into 2seventy bio, the separate existence of Purchaser will cease, and 2seventy bio will continue as the Surviving Corporation in the Merger. Accordingly, Parent, Purchaser and 2seventy bio have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time without a vote of 2seventy bio’s stockholders in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger.
2seventy bio has provided Purchaser with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
2.	Acceptance for Payment and Payment for Shares
Upon the terms and subject to the Offer Conditions, we will, at or promptly following the Expiration Time, accept for payment (such time of acceptance for payment, the “Offer Acceptance Time”) and, at or promptly following the Offer Acceptance Time, pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time. For information with respect to approvals or other actions that we are or may be required to obtain prior to the completion of the Offer, including under the HSR Act, see “—Section 16—Certain Legal Matters; Regulatory Approvals.”
We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from Purchaser and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.
In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (a) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), (b) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message (defined in “—Section 3—Procedures for Tendering Shares—Book-Entry Delivery”) and (c) any other required documents. For a description of the procedures for tendering Shares pursuant to the Offer, see “—Section 3—Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.
For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.
Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.
If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “—Section 3—Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company (the “Book-Entry Transfer Facility”)), promptly following the expiration, termination or withdrawal of the Offer.
We reserve the right to transfer or assign, in accordance with the terms of the Merger Agreement, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer (provided that such assignment will not prevent, impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of 2seventy bio under the Merger Agreement, or relieve Parent of its obligations under the Merger Agreement).
3.	Procedures for Tendering Shares
Valid Tender of Shares
Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (a) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (b) you must comply with the guaranteed delivery procedures set forth below.
The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (a) you own the Shares being tendered, (b) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (c) when the Shares are accepted for payment by Purchaser, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between Purchaser with respect to such Shares, upon the terms and subject to the Offer Conditions.
Book-Entry Delivery
The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility.
However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with.
“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.
Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.
Signature Guarantees
All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (a) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (b) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.
If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery
If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:
•	such tender is made by or through an Eligible Institution;
•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser with this Offer to Purchase is received by the Depositary by the Expiration Time; and
•
the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.
Backup Withholding
Under the U.S. federal income tax laws, the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 24%) from any payments made to U.S. persons pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. If you are a non-U.S. person, you generally will not be subject to backup withholding if you certify your foreign status on the appropriate IRS Form W-8. For additional discussion of backup withholding, see “The Offer—Section 5—Material U.S. Federal Income Tax Consequences of Tendering Shares Pursuant to the Offer― Information Reporting and Backup Withholding.”
Appointment of Proxy
By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by Purchaser (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of 2seventy bio’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).
The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of 2seventy bio’s stockholders.
Determination of Validity
We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.
4.	Withdrawal Rights
Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after June 13, 2025, which is 60 days from the date of the commencement of the Offer.
If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.
For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “Section 3—Procedures for Tendering Shares.”
We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding. Tendering stockholders have the right to challenge our determination with respect to their Shares.
5.	Material U.S. Federal Income Tax Consequences of Tendering Shares Pursuant to the Offer
The following summary discusses the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who tender Shares pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated or proposed under the Code, administrative interpretations, and judicial decisions, all as in effect as of the date of this Offer to Purchase and all of which may change or be subject to differing interpretations at any time, possibly with retroactive effect.

This discussion addresses only the consequences of the tender of Shares pursuant to the Offer held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of such holder’s particular circumstances, or to a holder of Shares that is subject to special rules, such as:
•	a financial institution, a bank, or an insurance company;
•	a mutual fund;
•	S corporations, entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes or their investors or beneficiaries;
•	a tax-exempt organization, governmental organization or sovereign wealth fund, or tax-qualified retirement plan;
•	a dealer or broker in securities or commodities;
•	a person whose functional currency is not the U.S. dollar;
•	a former citizen or former long-term resident of the United States;
•	a regulated investment company or real estate investment trust;
•	a stockholder that holds its Shares through individual retirement or other tax-deferred accounts;
•	a trader in securities who elects to apply a mark-to-market method of accounting;
•	a stockholder that holds Shares as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction;
•	a current or former director, officer, or employee or other person that acquired Shares through the exercise of compensatory options or stock purchase plans or otherwise as compensation;
•	a U.S. expatriate or entity covered by the anti-inversion rules under the Code;
•	a person holding Shares as “qualified small business stock” within the meaning of Section 1202 of the Code;
•
a person who actually or constructively owns or has owned (directly or pursuant to attribution rules) more than 5% of the outstanding Shares at any time during the five-year period ending on the date of the consummation of the Offer;

•	a person who holds both Shares and any stock of Parent (directly, indirectly or constructively);
•	a person subject to the base erosion and anti-abuse tax;
•	controlled foreign corporations or passive foreign investment companies; and
•	a person who does not tender his, her, or its Shares pursuant to the Offer and who properly demands appraisal of such Shares under Section 262 of the DGCL.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•
a corporation, or other entity or arrangement taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust (a) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A partner of a partnership holding Shares should consult its tax advisors regarding the tax consequences to it of the tender of Shares pursuant to the Offer.
This discussion of material U.S. federal income tax consequences is not a complete description of all potential U.S. federal income tax consequences of the tender of Shares pursuant to the Offer. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address the application of the alternative minimum tax, the Medicare tax on net investment income, or the special tax accounting rules under Section 451(b) of the Code, or any non-income tax or any non-U.S., state or local tax consequences of the Offer. Accordingly, each holder of Shares should consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the Offer, including the application and effect of any U.S. federal, state, local and non-U.S. income, estate, gift and other tax laws to the receipt of cash in exchange for Shares pursuant to the Offer.
U.S. Holders
The tender of Shares by a U.S. Holder pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, if a U.S. Holder exchanges Shares pursuant to the Offer, such U.S. Holder will recognize gain or loss equal to the difference between its adjusted tax basis in its Shares and the amount of cash received in exchange therefor (determined before the deduction of backup withholding, if any). Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) tendered pursuant to the Offer. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Shares is more than one year as of the date of the tender of such Shares pursuant to the Offer. Under current law, long-term capital gains of non-corporate taxpayers generally are subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations.
Non-U.S. Holders
Payments made to a Non-U.S. Holder with respect to Shares tendered in the Offer generally will not be subject to U.S. federal income tax, unless:
•
the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States);

•	the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met; or
•
2seventy bio is or has been a “United States real property holding corporation” or USRPHC (as described in the Code) at any time within the shorter of the five-year period preceding the sale and the non-U.S. holder’s holding period for the Shares (the “relevant period”) and the non-U.S. holder (i) tenders the Shares during a calendar year when the Shares are not regularly traded on an established securities market or (ii) owned (directly, indirectly, or constructively) more than 5% of the Shares at any time during the relevant period.

Gain described in the first bullet point above generally will be subject to tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder (unless an applicable income tax treaty provides otherwise). Additionally, any gain described in the first bullet point above of a Non-U.S. Holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate (or lower rate provided by an applicable income tax treaty).
A Non-U.S. Holder described in the second bullet point above will be subject to tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on any capital gain realized, which may be offset by U.S.-source capital losses recognized in the same taxable year, even though the individual is not considered a resident of the United States, provided that such Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, a U.S. corporation generally is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If 2seventy bio is a USRPHC, subject to the next two paragraphs, a Non-U.S. Holder generally will be taxed on gain recognized on the disposition of Shares pursuant to the Offer in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty) described in the first bullet point above, except that the branch profits tax generally will not apply and a 15% withholding tax will apply to the gross proceeds from such disposition.
So long as Shares continue to be regularly traded on an established securities market until the Offer Acceptance Time, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to the gain from the disposition of the Shares pursuant to the Offer as a result of 2seventy bio being or having been a USRPHC if such Non-U.S. Holder held, directly or constructively (by application of certain attribution rules), 5% or less of the outstanding common stock of 2seventy at all times during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the Shares.
Shares subject to the Offer are currently listed on Nasdaq and for as long as they continue to be so listed, such Shares should be treated as “regularly traded on an established securities market.” Non-U.S. Holders should consult their tax advisors regarding the possibility that a disposition of Shares pursuant to the Offer may be subject to U.S. federal income taxation and withholding if 2seventy bio is a USRPHC.
Non-U.S. Holders are urged to consult their tax advisors as to any applicable tax treaties that might provide for different rules.
Information Reporting and Backup Withholding
Proceeds from the sale of Shares pursuant to the Offer generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 24%) if the stockholder or other payee fails to provide a valid taxpayer identification number and comply with certain certification procedures or otherwise establish an exemption from backup withholding. Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may generally be obtained provided that the required information is timely furnished to the Internal Revenue Service. See “-Section 3-Procedures for Tendering Shares-Backup Withholding” for additional discussion regarding the tax forms commonly acceptable for compliance with backup withholding.
6.	Price Range of Shares; Dividends
The Shares currently trade on Nasdaq under the symbol “TSVT.” The following table sets forth the high and low intraday sale prices per Share for each quarterly period since November 3, 2021, when the Shares began trading publicly, as reported by Nasdaq:

	High	Low
2025
Second Quarter (through April 11, 2025)	$4.97	$4.88
First Quarter	$4.97	$2.29
2024
Fourth Quarter	$5.30	$2.78
Third Quarter	$5.23	$3.75
Second Quarter	$5.99	$3.44
First Quarter	$6.40	$2.90
2023
Fourth Quarter	$4.69	$1.54
Third Quarter	$11.29	$3.01
Second Quarter	$12.69	$8.25
First Quarter	$15.25	$9.05

	High	Low
2022
Fourth Quarter	$17.56	$8.44
Third Quarter	$18.88	$12.29
Second Quarter	$19.33	$9.91
First Quarter	$27.04	$11.43
2021
Fourth Quarter	$64.00	$13.77

2seventy bio does not pay cash dividends on the Shares and, under the terms of the Merger Agreement, 2seventy bio is not permitted to establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interests. If we acquire control of 2seventy bio, we currently intend that no dividends will be declared on the Shares prior to the Effective Time.
On March 10, 2025, the last full trading day before the announcement of the Merger Agreement, the Merger and the Offer, the highest reported intraday sale price per Share on Nasdaq was $2.88 in published financial sources. Between March 10, 2025 and April 11, 2025, the highest daily intraday sale price per Share on Nasdaq ranged between $2.88 and $4.97. On April 11, 2025, the last full trading day before the date of this Offer to Purchase, the highest reported intraday sale price per Share on Nasdaq was $4.96. Please obtain a recent quotation for the Shares before deciding whether or not to tender.
7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations
Assuming the Minimum Condition is satisfied and we purchase the Shares in the Offer, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we intend to consummate the Merger as promptly as reasonably practicable. We do not expect there to be a significant period of time between consummation of the Offer and consummation of the Merger.
Possible Effects of the Offer on the Market for the Shares
While we intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than 2seventy bio, Parent, Purchaser or any subsidiary of Parent, or any person who has properly exercised his appraisal rights under Section 262 of the DGCL) will receive cash in an amount equal to the Merger Consideration, i.e., the same price per Share paid in the Offer.
Stock Exchange Listing
While we intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on Nasdaq. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on Nasdaq or any other Nasdaq market, the market for the Shares could be adversely affected. According to Nasdaq’s published guidelines, the Shares would not meet the criteria for continued listing on the Nasdaq if, among other things, (a) the number of publicly held Shares were less than 750,000, (b) the market value of the listed Shares were less than $5,000,000 or (c) there were fewer than 400 stockholders.
If Nasdaq were to delist the Shares, it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and/or the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.
Registration under the Exchange Act
The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as promptly as reasonably practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of 2seventy bio to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of 2seventy bio subject to registration, would substantially reduce the information required to be furnished by 2seventy bio to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholder’s meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to 2seventy bio. Furthermore, “affiliates” of 2seventy bio and persons holding “restricted securities” of 2seventy bio may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.
Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as promptly as reasonably practicable, following which the Shares will no longer be publicly traded. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of 2seventy bio’s reporting obligations under the Exchange Act.
Margin Regulations
The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.
8.	Certain Information Concerning 2seventy bio
The information concerning 2seventy bio contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto.
According to 2seventy bio’s public filings with the SEC, 2seventy bio was incorporated in Delaware in April 2021. 2seventy bio’s principal executive offices are located at 60 Binney Street, Cambridge, MA 02142. The telephone number of 2seventy bio’s principal executive offices is (617) 675-7270.
2seventy bio is a cell therapy company, in collaboration with Parent, focused on the commercialization of Abecma (idecabtagene vicleucel, or ide-cel), the first chimeric antigen receptor (“CAR”) T cell therapy approved by the U.S. Food and Drug Administration (the “FDA”) for multiple myeloma patients in the United States. Abecma received FDA approval in March 2021 for the treatment of adults with multiple myeloma who have undergone at least four prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 (cyclic ADP ribose hydrolase) monoclonal antibody. On April 4, 2024, the FDA expanded Abecma’s approval to include the treatment of adult patients with relapsed or refractory multiple myeloma after two or more prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 monoclonal antibody.

Additional Information
2seventy bio is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s website at http://www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it as part of this Offer to Purchase.
9.	Certain Information Concerning Purchaser and Parent
Purchaser is a Delaware corporation incorporated on March 7, 2025, with principal executive offices at Route 206 & Province Line Road, Princeton, NJ 08543. The telephone number of our principal executive offices is (609) 252-4621. To date, Purchaser has engaged in no activities other than those incidental to its formation, the Merger Agreement and the Offer.
Parent is a Delaware corporation, with principal executive offices at Route 206 & Province Line Road, Princeton, NJ 08543. The telephone number of its principal executive offices is (609) 252-4621. Parent is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Parent’s focus as a biopharmaceutical company is on discovering, developing and delivering transformational medicines for patients facing serious diseases in areas where it believes that it has an opportunity to make a meaningful difference: oncology, hematology, immunology, cardiovascular, neuroscience and other areas where it can also deliver attractive returns for shareholders. For more information, please visit www.BMS.com. The information contained in, accessible from or connected to Parent’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Parent’s filings with the SEC. The website address referred to in this paragraph is an inactive text reference and is not intended to be an actual link to the website.
The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Parent and Purchaser and certain other information are set forth on Schedule I hereto. Neither Parent nor Purchaser is an affiliate of 2seventy bio.
During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) we, through Parent and its controlled affiliates, will have sufficient funds to acquire all Shares validly tendered, and not withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow as promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, (c) consummation of the Offer is not subject to, or contingent upon, any financing condition, and (d) if we consummate the Offer, we expect to acquire any remaining Shares for the same cash per Share price in the Merger.
Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Parent has filed electronically with the SEC.
Purchaser and Parent have made no arrangements in connection with the Offer to provide holders of Shares access to our corporate files or to obtain counsel or appraisal services at our expense. For a discussion of appraisal rights, see “—Section 12—Purpose of the Offer; Plans for 2seventy bio; Stockholder Approval; Appraisal Rights.”

10.	Source and Amount of Funds
We estimate that we will need approximately $286 million to acquire all Shares pursuant to the Offer and the Merger, to pay all amounts in respect of outstanding Company Options and Company RSU Awards, to pay related fees and expenses and to pay all other amounts that may become due and payable as a result of the Offer and the Merger. Parent and its controlled affiliates expect to contribute or otherwise advance to Purchaser the funds necessary to consummate the Offer and the Merger and to pay related fees and expenses. Parent has, or will have, available to it funds necessary to finance the acquisition of the Shares in the Offer and the Merger using its cash on hand. As of December 31, 2024, Parent had $10.3 billion in cash and cash equivalents. The consummation of the Offer is not subject to, or contingent upon, any financing condition or the receipt of proceeds from any debt financing or borrowings. Other than as described herein, we have no specific alternative financing arrangements or alternate financing plans in connection with the Offer or the Merger. We believe the financial condition of Parent and Purchaser is not relevant to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.
11.	Background of the Offer; Contacts with 2seventy bio
Background of the Transactions
The following is a description of contacts between representatives of Parent and representatives of 2seventy bio that resulted in the execution of the Merger Agreement. For a review of 2seventy bio’s additional activities, please refer to the Schedule 14D-9 that will be filed by 2seventy bio with the SEC and disseminated to holders of Shares in connection with the Offer.
Members of management and the board of directors of Parent regularly review and assess Parent’s performance and operations, financial condition, and industry and regulatory developments in the context of Parent’s long-term strategic goals and plans. These reviews have included consideration, from time to time, of potential opportunities to enhance stockholder value, including potential strategic acquisitions and divestitures, collaborations, investments and other strategic transactions and opportunities. These reviews also have included consideration of whether such potential opportunities to enhance stockholder value would further Parent’s strategic objectives and its ability to serve patients, as well as the potential benefits and risks of those transactions in light of, among other things, Parent’s competitive position and the business and regulatory environment faced by Parent (including developments in the biopharmaceutical industry).
Consistent with the above, as collaboration partners sharing equally in the U.S. rights to Abecma, Parent and 2seventy bio have, from time to time, had discussions regarding Parent potentially acquiring 2seventy bio’s interests in the U.S. rights to Abecma. In connection with such discussions, in February 2023, representatives from Goldman Sachs & Co. LLC, 2seventy bio’s financial advisor (“Goldman Sachs”), contacted Parent to discuss a potential strategic transaction between Parent and 2seventy bio, including a potential acquisition of 2seventy bio.
On March 27, 2023, Parent contacted representatives of 2seventy bio to respond to Goldman Sachs’s initial outreach, and indicated that Parent would be potentially interested in acquiring 2seventy bio’s assets and liabilities related to Abecma. After such initial indication of interest and for the several weeks that followed, representatives of Parent and 2seventy bio explored the structure of such potential transaction, including certain tax-related aspects and tax treatment thereof.
As a result of such discussions, on June 30, 2023, Parent submitted a written non-binding indication of interest to acquire from 2seventy bio certain assets and liabilities related to Abecma, and on July 12, 2023, Parent submitted a revised written non-binding indication of interest to acquire from 2seventy bio certain assets and liabilities related to Abecma. On July 24, 2023, Parent communicated to representatives of 2seventy bio that its previous indications of interest were rescinded due to the near-term volatility in the Abecma business at that time. Thereafter, the parties ceased any further discussions regarding such potential transaction.
On January 22, 2025, Chip Baird, the Chief Executive Officer of 2seventy bio, called Lynelle Hoch, President, Cell Therapy Organization at Parent to discuss a potential transaction to modify the terms of the Abecma collaboration, which included discussion of a potential acquisition of 2seventy bio by Parent. Following such discussion, Parent conducted internal activities to assess such potential transactions.

On February 28, 2025, Mr. Baird called Ms. Hoch and informed her that 2seventy bio was in advanced discussions with another party with respect to a strategic transaction, and inquired again whether Parent would be interested in pursuing a strategic transaction with 2seventy bio. Ms. Hoch told Mr. Baird that she would discuss internally within Parent and revert.
On that same day, representatives of Goldman Sachs called Julie Rozenblyum, Senior Vice President, Business Development at Parent, and likewise informed Ms. Rozenblyum that 2seventy bio was in advanced discussions with another party with respect to a strategic transaction, and inquired whether Parent would also be interested in pursuing a strategic transaction with 2seventy bio. Ms. Rozenblyum told the representatives of Goldman Sachs that she would discuss internally within Parent and revert.
On March 1, 2025, representatives of Goldman Sachs called representatives of Gordon Dyal & Co. Advisory Group LP, financial advisor to Parent (“DyalCo”). During this call, representatives of Goldman Sachs reiterated to DyalCo the message about a potential transaction delivered to each of Ms. Rozenbyum and Ms. Hoch.
On March 5, 2025, representatives of DyalCo had a call with representatives of Goldman Sachs during which representatives of DyalCo conveyed, on behalf of Parent, a verbal offer to acquire 2seventy bio for $4.75 per Share, with no financing condition and a request for the parties to agree to an exclusivity period that would provide for exclusive negotiations between the parties. Representatives of DyalCo also informed representatives of Goldman Sachs about the areas where Parent expected to conduct confirmatory diligence, including customary areas such as intellectual property, human resources, tax, finance, accounting, legal, and real estate.
Later on March 5, 2025, representatives of Goldman Sachs contacted representatives of DyalCo and communicated a proposal by 2seventy bio to be acquired for $5.50 per Share.
On March 6, 2025, Parent entered into an amendment to a confidentiality agreement, dated May 7, 2024 and effective as of May 3, 2024, with 2seventy bio, which confidentiality agreement was initially entered into by 2seventy bio and Parent for the purpose of facilitating an on-site visit by Parent management to 2seventy bio’s offices in 2024. The confidentiality agreement and amendment did not include a standstill provision.
Also on March 6, 2025, 2seventy bio provided representatives of Parent and its advisors access to due diligence materials with respect to 2seventy bio in a virtual data room. Thereafter, Parent sent a further list of requested due diligence items to 2seventy bio. In addition to its review of the data room, during the days that followed, Parent and its advisors participated in multiple conference calls with senior management and representatives of 2seventy bio as part of their due diligence investigation on topics including intellectual property, human resources, tax, finance and accounting, and legal due diligence. Parent and its advisors continued to perform due diligence through the execution of the Merger Agreement.
Also on March 6, 2025, representatives of DyalCo contacted representatives of Goldman Sachs to communicate a counteroffer from Parent to acquire 2seventy bio for $5.25 per Share, which the representatives of DyalCo characterized as the highest price Parent was willing to pay to acquire 2seventy bio, subject to confirmatory due diligence. This revised proposal was not subject to a financing condition. Later that day, representatives of Goldman Sachs indicated to representatives of DyalCo that 2seventy bio accepted such proposal. Thereafter, representatives of Goodwin Procter LLP, 2seventy bio’s outside legal counsel (“Goodwin”) and of Goldman Sachs provided representatives of Parent and DyalCo with an initial draft of the Merger Agreement and 2seventy bio’s disclosure schedules.
Also on March 6, 2025, representatives of DyalCo provided representatives of Goldman Sachs with a draft exclusivity agreement providing for an exclusive negotiation period that would end at 5:00 pm (New York Time) on March 13, 2025. The exclusivity agreement indicated that Parent would pay to 2seventy bio’s stockholders a price per Share of $5.25 in cash for all of the issued and outstanding Shares on a fully diluted basis, representing a total fully diluted equity purchase price of $283 million based on publicly available information.
Later on March 6, 2025, representatives of Goldman Sachs communicated to representatives of DyalCo that an updated capitalization table as of March 4, 2025 was in the virtual data room and available to Parent and its representatives, and provided representatives of DyalCo with a revised draft of the exclusivity agreement, which provided for an exclusive negotiation period that would end at 11:59 pm (New York Time) on March 10, 2025 and indicated that Parent would pay to 2seventy bio’s stockholders a price per Share of $5.25 in cash for all of the issued and outstanding Shares on a fully diluted basis, representing a total fully diluted equity purchase price of $300 million, still based on the capitalization table as of March 4, 2025.

Later on March 6, 2025, representatives of DyalCo, on behalf of Parent, provided comments to the draft exclusivity agreement, including a request that the exclusive negotiation period end at 9:00 am (New York Time) on March 12, 2025 rather than at 11:59 pm (New York Time) on March 10, 2025. Additionally, the representatives of DyalCo indicated that Parent was still reviewing the updated capitalization information provided for 2seventy bio.
Later on March 6, 2025, representatives of Goodwin provided representatives of DyalCo with a revised draft of the exclusivity agreement, which accepted Parent’s proposal that the exclusive negotiation period end at 9:00 am (New York Time) on March 12, 2025, and indicated that Parent would pay a price per Share of $5.25 in cash for all of the issued and outstanding Shares on a fully diluted basis, representing a total fully diluted equity purchase price of $300 million, which assumed that there were 57.2 million fully diluted Shares outstanding based on the treasury stock method. Representatives of Goodwin also provided 2seventy bio’s executed signature page to the latest version of the exclusivity agreement and requested that Parent provide its countersignature.
On March 8, 2025, representatives of DyalCo had a call with representatives of Goldman Sachs, during which the representatives of DyalCo indicated that there were certain items that Parent learned during its confirmatory due diligence that had a negative impact on the value that Parent was willing to pay to acquire 2seventy bio, such as, but not limited to, the updated capitalization information, 2seventy bio’s lease liabilities, certain general and administrative expenses, and transaction expenses, and the representatives from DyalCo noted that Parent considered terminating discussions with 2seventy bio given the updates to its modeling. Based on such due diligence findings, representatives from DyalCo communicated a revised offer from Parent to acquire 2seventy bio for $5.00 per Share.
Later that day, representatives of DyalCo sent representatives of Goldman Sachs and Goodwin a revised draft exclusivity agreement providing for an exclusive negotiation period ending at 5:00 pm (New York Time) on March 12, 2025. The exclusivity agreement indicated that Parent would pay to 2seventy bio’s stockholders a price per Share of $5.00 in cash for all of the issued and outstanding Shares on a fully diluted basis, representing a total fully diluted equity purchase price of $286 million and reflecting 57.1 million fully diluted Shares based on the treasury stock method. Representatives of DyalCo also provided Parent’s executed signature page to the latest version of the exclusivity agreement and requested that 2seventy bio provide its countersignature.
On that same day, Covington & Burling LLP, outside counsel to Parent (“Covington”), sent a revised draft of the Merger Agreement to Goodwin. Thereafter, Goodwin, on behalf of 2seventy bio, and Covington, on behalf of Parent, conducted a number of conference calls and exchanged drafts of the Merger Agreement. Among other items, the parties negotiated (i) the definition of “Company Material Adverse Effect, “(ii) 2seventy bio’s representations and warranties, and the restrictions on the conduct of 2seventy bio’s business until completion of the transaction, (iii) the provisions relating to the rights of the 2seventy bio Board of Directors to change its recommendation to stockholders with respect to the transaction with Parent and to accept a “Superior Proposal,” (iv) the amount and terms of the termination fee payable by 2seventy bio in the event that 2seventy bio were to terminate the Merger Agreement to accept a Superior Proposal and in certain other circumstances, (v) the covenants regarding the parties’ cooperation regarding regulatory approval, and (vi) the covenants regarding employee benefit matters applicable to 2seventy bio employees generally.
On March 9, 2025, Nick Leschly, Chairman of the 2seventy bio Board of Directors, called David Elkins, Executive Vice President and Chief Financial Officer of Parent, to discuss whether Parent would be willing to increase its proposed price of $5.00 per Share. Mr. Elkins reiterated that Parent would not increase its offer price.
Also on March 9, 2025, Covington provided to Goodwin an initial draft of the form of Tender and Support Agreement to be executed by each of the executive officers and directors of 2seventy bio, as well as Casdin Capital, per the request of Parent, under which such 2seventy bio stockholders would agree, among other things, to tender their Shares into the Offer.
Later, on March 9, 2025, representatives of Goldman Sachs contacted representatives of DyalCo to communicate that the 2seventy bio Board of Directors had considered Parent’s latest proposal and had authorized 2seventy bio to accept such offer and continue to negotiate definitive agreements on the basis of the price per Share of $5.00 reflected in Parent’s latest proposal. As the parties were focused on finalizing negotiations and executing definitive agreements, they did not further pursue, and did not execute, the proposed exclusivity agreement that had been discussed in the preceding days.

During the day on March 10, 2025, representatives of Goodwin, on behalf of 2seventy bio, and Covington, on behalf of Parent, finalized the open items in the Merger Agreement and form of Tender and Support Agreement.
Later on March 10, 2025, 2seventy bio, Parent and Merger Sub executed the Merger Agreement and the directors, executive officers and Casdin Capital executed the Tender and Support Agreements.
On April 14, 2025, Merger Sub commenced the Offer.
Agreements with 2seventy bio
In March 2013, bluebird bio, Inc., a predecessor to 2seventy bio (“bluebird bio”), entered into a broad-ranging Master Collaboration Agreement (the “bluebird bio Collaboration Agreement”) with Celgene Corporation (which was subsequently acquired by Parent in November 2019, and with further references to Celgene Corporation herein being references to Parent) to discover, develop and commercialize potentially disease-altering cell therapies in oncology. bluebird bio concurrently entered into a Platform Technology Sublicense Agreement with Parent pursuant to which bluebird bio obtained a sublicense to certain intellectual property from Parent, originating under Parent’s license from Baylor College of Medicine, for use in the collaboration.
In June 2015, the parties amended and restated the bluebird bio Collaboration Agreement (the “Amended bluebird bio Collaboration Agreement”) to narrow the focus of the collaboration to exclusively work on anti-B-cell maturation antigen (“BCMA”) product candidates for a new three-year term.
On a product candidate-by-product candidate basis, up through a specified period following enrollment of the first patient in an initial Phase 1 clinical trial for such product candidate, Parent had an option to obtain an exclusive worldwide license to develop and commercialize such product. Following Parent’s license of each product candidate, bluebird bio was entitled to elect to co-develop and co-promote each product candidate in the United States.
In February 2016, Parent exercised its option to obtain an exclusive worldwide license to develop and commercialize idecabtagene vicleucel (“ide-cel”), the first product candidate under the Amended bluebird bio Collaboration Agreement, pursuant to an executed license agreement (the “Ide-cel License Agreement”), and paid the associated $10.0 million option fee. Pursuant to the Ide-cel License Agreement, Parent was responsible for development and related funding of ide-cel after the substantial completion of the Phase 1 clinical trial. bluebird bio was responsible for the manufacture of vector and associated payload throughout development and, upon Parent’s request, throughout commercialization. Parent was responsible for the manufacture of drug product throughout development and commercialization. Under the Ide-cel License Agreement, bluebird bio was eligible to receive (i) U.S. milestones of up to $85.0 million for the first indication to be addressed by ide-cel and royalties for U.S. sales of ide-cel and (ii) ex-U.S. milestones of up to $55.0 million and royalties for ex-U.S. sales of ide-cel.
In September 2017, Parent exercised its option to obtain an exclusive worldwide license to develop and commercialize bb21217, an investigational BCMA-targeted CAR T cell therapy, the second product candidate under the Amended bluebird bio Collaboration Agreement, pursuant to an executed license agreement (the “bb21217 License Agreement”) and paid bluebird bio an option fee of $15.0 million. Pursuant to the bb21217 License Agreement, Parent was responsible for development and related funding of bb21217 after the substantial completion of the ongoing Phase 1 clinical trial. In 2019, the parties amended the protocol for the ongoing Phase 1 clinical trial to enroll additional patients for which bluebird bio was reimbursed an agreed-upon amount per patient. Under the bb21217 License Agreement, bluebird bio was eligible to receive U.S. milestones of up to $85.0 million for the first indication to be addressed by bb21217 and royalties for U.S. sales of bb21217. Additionally, bluebird bio was eligible to receive ex-U.S. milestones of up to $55.0 million and royalties for ex-U.S. sales of bb21217.
In March 2018, bluebird bio elected to co-develop and co-promote ide-cel within the United States pursuant to the execution of the Amended and Restated Co-Development, Co-Promote and Profit Share Agreement (the “Ide-cel CCPS”). Effective upon the Ide-cel CCPS effective date, the parties terminated the Ide-cel License Agreement. Under the Ide-cel CCPS, bluebird bio and Parent shared equally in profits and losses related to developing, commercializing and manufacturing ide-cel in the United States. Parent is responsible for the costs incurred to manufacture vector and associated payload for use outside of the United States, plus a markup. Upon entering into the Ide-cel CCPS, milestone and royalty payments were adjusted, with bluebird bio eligible to receive a $10.0 million development milestone related to the development of ide-cel in the United States and, for the first indication to be addressed by ide-cel, ex-U.S. regulatory and commercial milestones of up to $60.0 million. Under the Ide-cel CCPS, the $10.0 million milestone related to the development of ide-cel in the United States was achieved in the second quarter of 2019 and subsequently paid by Parent.
In May 2020, the First Amendment to the Ide-cel CCPS (as amended, the “Amended Ide-cel CCPS Agreement”) and the Second Amended and Restated License Agreement (the “Amended bb21217 License Agreement,” and together with the Amended Ide-cel CCPS Agreement, the “May 2020 Amendments”) which replaced the bb21217 License Agreement, were executed. Under the Amended Ide-cel CCPS Agreement, the parties continue to share equally in all profits and losses related to developing, commercializing and manufacturing ide-cel within the United States. Under the Amended Ide-cel CCPS Agreement, Parent assumed the contract manufacturing agreements related to ide-cel adherent lentiviral vector. In 2021, 2seventy bio assumed the Amended Ide-cel CCPS Agreement in connection with 2seventy bio’s spin-out from bluebird bio. Over time, Parent also assumed responsibility for manufacturing ide-cel suspension lentiviral vector outside of the United States, while 2seventy bio remained responsible for manufacturing ide-cel suspension lentiviral vector in the United States.
The May 2020 Amendments relieved Parent of its obligations to pay 2seventy bio for future ex-U.S. milestones and royalties on ex-U.S. sales for each of ide-cel and bb21217 in exchange for an up-front, non-refundable, non-creditable payment of $200.0 million. In addition, the parties were released from future exclusivity related to BCMA-directed T cell therapies. There are no remaining milestones or royalties under the Amended Ide-cel CCPS Agreement, which remains effective on a country-by-country basis until no further payments are owed by either party, unless earlier terminated (a) by mutual consent of the parties, (b) by 2seventy bio following a material breach by Parent that remains uncured after a specified period, (c) by 2seventy bio at its discretion, following a specified notice period, subject to the parties entering into a license agreement, (d) by Parent following a material breach by 2seventy bio that remains uncured after a specified period, (e) by Parent at its discretion, following a specified notice period, or (f) pursuant to certain other negotiated termination provisions.
In March 2021, the FDA approved the marketing of ide-cel as Abecma in the United States for the treatment of adult patients with relapsed or refractory multiple myeloma after four or more prior lines of therapy, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 monoclonal antibody. Under the Amended Ide-cel CCPS Agreement, Parent is primarily responsible for the commercialization of Abecma. As previously described, under the Amended bluebird bio Collaboration Agreement, 2seventy bio had an option to co-develop and co-promote bb21217 within the United States. However, following completion of the CRB-402 clinical trial, in January 2022 2seventy bio and Parent evaluated the plans with respect to bb21217. Based in part on the strength of Abecma clinical data and commercial sales, 2seventy bio and Parent elected to discontinue development of bb21217 and, as such, 2seventy bio did not exercise its option to co-develop and co-promote bb21217 within the United States. 2seventy bio is still eligible to receive U.S. milestones and royalties for U.S. sales of bb21217, if further developed by Parent. Additionally, pursuant to the terms of the Amended bluebird bio Collaboration Agreement, because 2seventy bio did not exercise its option to co-develop and co-promote bb21217, 2seventy bio received an additional fee in the amount of $10.0 million from Parent during the second quarter of 2022.
In June 2023, 2seventy bio executed the Second Amendment to the Amended Ide-cel CCPS Agreement (the “Second Amendment”), pursuant to which 2seventy bio assigned its commercial supply agreement with Resilience Boston, Inc. to Parent and Parent assumed responsibilities for global manufacturing ide-cel suspension lentiviral vector.
As previously disclosed in 2seventy bio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 25, 2025, as of December 31, 2024, 2seventy bio has recorded a contingent liability under the Amended Ide-cel CCPS Agreement related to a charge to write-down excess vector inventory used in the manufacture of Abecma. As of the date of this Offer to Purchase, there is uncertainty around the final amount of the write-down charge 2seventy bio will owe to Parent as the parties are not aligned on the portion of the charge attributed to the U.S. under the Amended Ide-cel CCPS Agreement. The 2seventy bio Board of Directors has determined that the range of possible unfavorable outcomes range from a low of

$11.8 million to a high of $26.3 million. In accordance with Accounting Standards Codification 450, Contingencies, 2seventy bio has accrued for the minimum amount in the range and has included such amount within the accrued expenses and other current liabilities on its consolidated balance sheets.
This summary of the Ide-cel License Agreement, Amended bb21217 License Agreement and Second Amendment is only a summary and is qualified in its entirety by reference to the Ide-cel License Agreement, Amended bb21217 License Agreement and Second Amendment, copies of which Purchaser has filed as Exhibits (d)(3), (d)(4) and (d)(5), respectively, to the Tender Offer Statement on Schedule TO and are incorporated herein by reference.
12.	Purpose of the Offer; Plans for 2seventy bio; Stockholder Approval; Appraisal Rights
Purpose of the Offer; Plans for 2seventy bio
The purpose of the Offer and the Merger is for Parent to acquire the entire equity interest in 2seventy bio. The Offer, as the first of two steps in the acquisition of 2seventy bio, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of 2seventy bio not purchased pursuant to the Offer or otherwise and to cause 2seventy bio to become a wholly owned subsidiary of Parent.
We currently intend, as promptly as reasonably practicable following (but in any event on the same day as) the Offer Acceptance Time, subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, to consummate the Merger pursuant to the Merger Agreement. As described in “—Section 13—The Transaction Documents—The Merger Agreement—The Merger,” the Shares acquired in the Offer will be cancelled in the Merger and the capital stock of 2seventy bio as the surviving corporation will be the capital stock of Purchaser. The directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers of 2seventy bio as the surviving corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of 2seventy bio as the surviving corporation. See “—Section 13—The Transaction Documents—The Merger Agreement—The Merger.” Upon completion of the Merger, the Shares currently listed on the Nasdaq will cease to be listed on the Nasdaq and will subsequently be deregistered under the Exchange Act.
If you sell your Shares in the Offer, you will cease to have any equity interest in 2seventy bio or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in 2seventy bio. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of 2seventy bio.
Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Purchaser has no present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving 2seventy bio or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (b) any change in the 2seventy bio Board of Directors or management, (c) any material change in 2seventy bio’s capitalization or dividend policy, (d) any other material change in 2seventy bio’s corporate structure or business, (e) any class of equity securities of 2seventy bio being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (f) any class of equity securities of 2seventy bio becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.
No Stockholder Vote
If the Offer is consummated, we do not anticipate seeking a vote of 2seventy bio’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of a public Delaware corporation that would otherwise be entitled to vote on the merger (other than shares held by the acquiring entity and its affiliates), the stock irrevocably accepted for purchase pursuant to such offer and received by the Depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquirer equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required for the stockholders of the target corporation to adopt a merger agreement with the acquiring entity, and each share of each class or series of stock of the target corporation not irrevocably accepted for purchase in the offer is converted into the right to receive the same consideration for their stock in the merger as was payable in the tender offer, the target corporation can effect a merger without the vote of the stockholders of the target corporation. Therefore, the parties have agreed, and the Merger Agreement requires, that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as promptly as reasonably practicable after the consummation of the Offer, without a vote of 2seventy bio stockholders, in accordance with Section 251(h) of the DGCL.
Appraisal Rights
No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Offer is successful and the Merger is consummated, stockholders of 2seventy bio who continuously held Shares from the date of the demand for appraisal through the Effective Time who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL, including providing documentary evidence of such stockholder’s beneficial ownership of such Shares; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of such Shares as of the Effective Time could be more than, the same as or less than the consideration to be received pursuant to the Merger.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.
As will be described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder must do all of the following:
•
within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to 2seventy bio a written demand for appraisal of Shares held, which demand must reasonably inform 2seventy bio of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Acceptance Time);
•
continuously hold or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time (and in the case of Shares beneficially owned, such beneficial owner must reasonably identify the record holder of such Shares by documentary evidence of such beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provide an address at which such beneficial owner consents to receive notices);

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL; and
•
in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger, should carefully review each of the Schedule 14D-9 and Section 262 of the DGCL because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of 2seventy bio’s stockholders to appraisal rights under the DGCL in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders of 2seventy bio desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is set forth in 2seventy bio’s Schedule 14D-9, Annex II, Section 262 of the General Corporation Law of the State of Delaware.
13.	The Transaction Documents
Merger Agreement
The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed in this Offer to Purchase are qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Parent and Purchaser” under “Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.
The Merger Agreement has been filed with the SEC and incorporated by reference in this Offer to Purchase to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Purchaser or 2seventy bio. The representations, warranties, obligations and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were (except as expressly set forth in the Merger Agreement) solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties to the Merger Agreement. In particular, in reviewing the representations, warranties, obligations and covenants contained in the Merger Agreement and any description of the Merger Agreement contained or incorporated by reference in this Offer to Purchase, it is important to bear in mind that such representations, warranties, obligations and covenants were negotiated with the principal purpose of allocating risk among the parties to the Merger Agreement, rather than establishing matters as facts. Such representations, warranties, obligations and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in the confidential disclosure schedule that was provided by 2seventy bio to Parent and Purchaser but not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration (as defined below) or as otherwise set forth in the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties, obligations and covenants as characterizations of the actual state of facts or circumstances described in the Merger Agreement. Information concerning the subject matter of such representations, warranties, obligations and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
The Offer
The Merger Agreement provides that Purchaser will commence the Offer no later than April 14, 2025. Purchaser’s obligation to irrevocably accept for payment and pay (subject to applicable withholding tax) for Shares validly tendered in the Offer is subject to the satisfaction or, if permitted under the Merger Agreement, the waiver of the Offer Conditions that are described in Section 15—“Conditions to the Offer.” The Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, as promptly as practicable on the later of (i) the earliest date as of which Purchaser is permitted under applicable law to accept for payment Shares tender pursuant to the Offer (and not validly withdrawn) and (ii) the earliest date on which the Offer Conditions that are described in Section 15—“Conditions to the Offer” have been satisfied or, if permitted under the Merger

Agreement, waived, accept for payment all Shares tendered pursuant to the Offer and, as promptly as practicable thereafter, pay (subject to any applicable withholding tax) for such Shares. The Offer will expire at one minute after 11:59 p.m., New York City time, on May 12, 2025, unless we extend the Offer pursuant to the terms of the Merger Agreement.
Under the Merger Agreement, Parent and Purchaser expressly reserved the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes to the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement, except that 2seventy bio’s prior written approval is required for Parent or Purchaser to:
•	amend, modify or waive the Minimum Condition, the Governmental Consents Condition or the Regulatory Condition (solely with respect to Antitrust Laws) or the Termination Condition;
•	decrease the number of Shares sought to be purchased by Purchaser in the Offer;
•	reduce the Offer Price except to the extent required or provided by the terms of the Merger Agreement;
•
extend or otherwise change the Expiration Time (except to the extent required or provided by the terms of the Merger Agreement) or terminate or withdraw the Offer (except upon a valid termination of the Merger Agreement);

•	change the form of consideration payable in the Offer;
•	impose any condition to the Offer in addition to the Offer Conditions set forth in Section 15—“Conditions to the Offer”;
•
amend, modify or supplement any of the terms of the Offer in any manner that adversely affects, or could reasonably be expected to have an adverse effect on, any of the holders of the Shares (in their capacities as such);

•	take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL; or
•	provide any “subsequent offering period” (or any extension of such period) within the meaning of Rule 14d-11 promulgated under the Exchange Act.
The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, or may in its discretion, extend the Offer. Specifically, the Merger Agreement provides that:
•
if at the then scheduled Expiration Time, the Minimum Condition or any of the other Offer Conditions have not been satisfied, or waived by Parent or Purchaser if permitted under the Merger Agreement (other than those conditions that by their terms are to be satisfied at the expiration of the Offer), then Purchaser may or, upon 2seventy bio’s written request, Purchaser will (and Parent will cause Purchaser to) extend the Offer for one or more occasions in consecutive increments of up to ten business days each (or such longer period as may be agreed by 2seventy bio and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Condition to the extent permitted under the Merger Agreement); and

•	Purchaser will extend the Offer for the minimum period required by applicable law, interpretation or position of the SEC or its staff or Nasdaq or its staff.
However, Purchaser is not required to extend the Offer and the then-scheduled Expiration Time (i) for more than three additional consecutive increments of ten business days if at any then scheduled Expiration Time, all of the Offer Conditions (other than the Minimum Condition and any Offer Conditions that are by their nature to be satisfied at the Offer Acceptance Time) have been satisfied or waived and the Minimum Condition has not been satisfied; or (ii) to a later date than the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and the End Date.

Upon any valid termination of the Merger Agreement, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, will not acquire any Shares pursuant to the Offer, and will cause the Depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders of such Shares.
The Merger
The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into 2seventy bio, the separate existence of Purchaser will cease, and 2seventy bio will continue as the Surviving Corporation in the Merger. Accordingly, Parent, Purchaser and 2seventy bio have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time without a vote of 2seventy bio’s stockholders in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger.
The certificate of incorporation of 2seventy bio will be amended and restated in its entirety as of the Effective Time to read as set forth on Exhibit A to the Merger Agreement and will be the certificate of incorporation of the Surviving Corporation until, subject to the provisions of the Merger Agreement discussed in more detail below under “-- Directors’ and Officers’ Indemnification and Insurance”, as may be further amended in accordance with its terms and as provided by applicable law.
The bylaws of 2seventy bio will be amended and restated in their entity as of the Effective Time to read as set forth on Exhibit B to the Merger Agreement and will be the bylaws of the Surviving Corporation until, subject to the provisions of the Merger Agreement discussed in more detail below under “-- Directors’ and Officers’ Indemnification and Insurance”, as may be further amended in accordance with its terms and as provided by applicable law.
The obligations of 2seventy bio, Parent and Purchaser to complete the Merger are subject to the satisfaction or valid waiver of the following conditions prior to the Effective Time:
•
there has not been issued any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger issued by any Governmental Entity of competent and applicable jurisdiction that remains in effect, and there has not been any applicable law enacted by any Governmental Entity of competent jurisdiction that makes consummation of the Merger illegal; and

•	Purchaser (or Parent on Purchaser’s behalf) must have accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.
Directors and Officers
At the Effective Time, the directors and officers of the Surviving Corporation will be the individuals who served as the directors and officers of Purchaser, respectively, as of immediately prior to the Effective Time, until their respective successors have been duly elected or appointed and qualified in accordance with applicable law, or until their earlier death, resignation or removal.
Conversion of Capital Stock at the Effective Time
At the Effective Time, each Share (other than Excluded Shares or Appraisal Shares) will be automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), subject to any applicable withholding of taxes and without interest.
Each Excluded Share will, by virtue of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, will be cancelled without payment of any consideration therefor and will cease to exist.
At the Effective Time, each share of common stock of Purchaser, par value $0.0001 per share, issued and outstanding immediately prior to the Effective Time will be automatically converted into one share of common stock of the Surviving Corporation, par value $0.0001 per share.

At or promptly following the Offer Acceptance Time, Parent will deposit, or will cause to be deposited, with the Paying Agent, cash amounts sufficient to enable the Paying Agent to make payments of the aggregate Merger Consideration payable pursuant to the Merger Agreement to holders of Shares outstanding immediately prior to the Effective Time.
Treatment of Equity Awards
Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder:
•
Company Options. Each Company Option, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time and (i) has a per share exercise price that is less than the Merger Consideration will fully vest, be cancelled and automatically converted into the right to receive for each share of 2seventy bio common stock underlying such Company Option immediately prior to the Effective Time, an amount (without interest and subject to any applicable withholding tax) in cash from Parent or the Surviving Corporation equal to the excess of the Merger Consideration over the per share exercise price of such Company Option or (ii) has a per share exercise price that is equal to or greater than the Merger Consideration will be automatically cancelled for no consideration.

•
Company RSU Awards. Each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time will fully vest, be cancelled and automatically converted into the right to receive an amount (without interest and subject to applicable withholding tax) in cash from Parent or the Surviving Corporation equal to the Merger Consideration.

Treatment of the Employee Stock Purchase Plan
The Merger Agreement provides that the 2seventy bio Board of Directors (or, if applicable, any committee of the 2seventy bio Board of Directors administering the Company ESPP) will (i) amend the Company ESPP, such that no additional Offering (as defined in the Company ESPP) will be commenced between the date of the Merger Agreement and the Effective Time, (ii) provide that each Offering that would otherwise extend beyond the Effective Time will have an Exercise Date (as defined in the Company ESPP) that is no later than the Final Exercise Date, (iii) provide that each Company ESPP participant’s accumulated contributions under the Company ESPP will be used to purchase shares of 2seventy bio common stock in accordance with the Company ESPP as of the Final Exercise Date, (iv) provide that no participant in the Company ESPP may increase such participant’s rate of payroll deductions used to purchase shares of 2seventy bio common stock under the Company ESPP after the date of the Merger Agreement (provided that participants will be entitled to withdraw from the Company ESPP in accordance with the terms of the Company ESPP as in effect as of the date of the Merger Agreement), (v) provide that no new participants are permitted to participate in the Company ESPP following the date of the Merger Agreement, and (vi) provide that the Company ESPP will terminate in its entirety as of the Effective Time and no further rights will be granted or exercised under the Company ESPP thereafter. All shares of 2seventy bio common stock purchased on the Final Exercise Date will be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with the terms of the Merger Agreement.
Company Pre-Funded Warrants
The Merger Agreement provides that as of the Effective Time, without any required action on the part of the holder or any other person, each Company Pre-Funded Warrant that is outstanding and unexercised immediately prior to the Effective Time will, in accordance with its terms, cease to represent a warrant exercisable for shares of 2seventy bio common stock and will receive an amount of cash equal to the product of (i) the aggregate number of shares of 2seventy bio common stock for which such Company Pre-Funded Warrant was exercisable immediately prior to the Effective Time, pursuant to the applicable terms of the underlying warrant agreement, after taking into account the “cashless exercise” provisions of such terms, and (ii) the Merger Consideration, without interest and subject to any required withholding under applicable law relating to tax. 2seventy bio agreed to comply with the notice and exercise provisions in the Company Pre-Funded Warrants applicable in connection with the transactions contemplated by the Merger Agreement. On April 9, 2025, all of the outstanding Company Pre-Funded Warrants were exercised by the holders thereof.

Representations and Warranties
This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or 2seventy bio, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of (except as otherwise expressly set forth therein), each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by the confidential disclosure schedule delivered by 2seventy bio to Parent in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.
In the Merger Agreement, 2seventy bio has made representations and warranties to Parent and Purchaser with respect to, among other things:
•	corporate matters, such as due organization, power and authority, qualification, good standing, subsidiaries and organizational documents;
•	capitalization;
•	SEC filings and financial statements;
•	disclosure controls and internal controls over financial reporting;
•	absence of undisclosed liabilities;
•	absence of certain changes;
•	intellectual property;
•	title to assets and real property;
•	material contracts;
•	regulatory matters and compliance with legal requirements;
•	litigation and other legal proceedings;
•	tax matters;
•	employees and employee benefit plans, including ERISA and certain related matters;
•	labor and employment matters;
•	environmental matters;
•	insurance;
•	data privacy and data security;
•	compliance with anti-corruption and anti-bribery laws;
•	compliance with trade control laws;
•	authority relative to the Merger Agreement;
•	2seventy bio’s suppliers;
•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;
•	opinion of 2seventy bio’s financial advisor;
•	brokers’ fees and expenses;
•	state takeover statutes; and
•	accuracy of information contained in the Schedule 14D-9 and compliance thereof with the Exchange Act.

Some of the representations and warranties in the Merger Agreement made by 2seventy bio are qualified as to “materiality” or “Company Material Adverse Effect.” A “Company Material Adverse Effect” means, with respect to 2seventy bio and its subsidiaries (together, the “Acquired Companies”), any event, change, effect, condition, circumstance, occurrence or development (“Effect”) that, individually or in the aggregate with all other Effects, (a) has or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of the Acquired Companies taken as a whole or (b) would be reasonably expected to prevent, materially delay or materially impair the performance by 2seventy bio of any of its obligations under the Merger Agreement or the consummation by 2seventy bio of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. Clause (a) of the definition of “Company Material Adverse Effect” excludes the following from being taken into account in determining whether there has been, or would reasonably be expected to be a Company Material Adverse Effect:
(i)
changes in 2seventy bio’s stock price or trading volume (provided that the exception in this clause will not prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Company Material Adverse Effect);

(ii)
any failure by 2seventy bio to meet, or changes to, published or internal estimates, projections, expectations, budgets, guidance, milestones, or forecasts of revenue, expenses, earnings or loss, cash burn-rate, cash flow, cash position or any other financial or performance measures or operating statistics (whether made by 2seventy bio or any Third Parties) (provided that the exception in this clause will not prevent or otherwise affect a determination that any Effect underlying such failure or change has resulted in, or contributed to, a Company Material Adverse Effect);

(iii)
any continued losses from operations or decreases in the cash balances of the Acquired Companies (provided that the exception in this clause will not prevent or otherwise affect a determination that any Effect underlying such loss or decrease has resulted in, or contributed to, a Company Material Adverse Effect);

(iv)
general conditions in the financial, credit, banking, capital or currency markets in the United States or any other country or region in the world (including any disruption of such markets), or changes in the foregoing, including (A) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, (C) inflation or any changes in the rate of increase or decrease of inflation or (D) general changes in price levels or trading volumes;

(v)	general conditions in the industry in which the Acquired Companies operate or in changes therein;
(vi)	regulatory, legislative, or political conditions in the United States or any other country or region in the world or changes in the foregoing;
(vii)
geopolitical conditions, acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions (including any outbreak, escalation or general worsening of any such acts of hostilities, war, sabotage, cyberterrorism, terrorism or military actions) in the United States or any other country or region in the world, including any acts of war or hostilities or sanctions imposed in connection with the current disputes involving (A) the Russian Federation and Ukraine or (B) Israel, Hamas, Lebanon, Syria, Iran and any other state or non-state actors involved;

(viii)
earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, weather conditions, epidemics, pandemics, quarantines, plagues, other outbreaks of illness or public health events or other natural disasters or acts of God in the United States or any other country or region in the world, or any escalation of the foregoing;

(ix)
the execution or announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated by the Merger Agreement, or the identity of Parent or any of its affiliates as the acquiror of 2seventy bio, including, in each case to the extent directly resulting therefrom, the impact of any of the foregoing on the relationships, contractual or otherwise, of the Acquired Companies with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors, Governmental Entities or other Third Parties (provided that the exception in this clause will not apply with respect to any representation or warranty the specific purpose of which is to address the consequences of the execution and delivery of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement or the performance of obligations under the Merger Agreement);
(x)
(A) any action taken by 2seventy bio at the written request of Parent that is not required to be taken by the terms of the Merger Agreement, (B) any action taken that is expressly required by the Merger Agreement to be taken (other than by 2seventy bio pursuant to the requirement in the Merger Agreement that 2seventy bio continue to operate the business of the Acquired Companies in the ordinary course) or (C) any failure to take any action that 2seventy bio is expressly prohibited by the provisions of the Merger Agreement discussed below under “—Conduct of Business Pending the Merger” to the extent Parent has unreasonably withheld its consent to the taking of such actions under such provisions;

(xi)	changes in law after the date of the Merger Agreement;
(xii)	changes in United States generally accepted accounting principles (“GAAP”) or other accounting standards after the date of the Merger Agreement;
(xiii)	any Transaction Litigation (as defined in the Merger Agreement) or any demand or legal proceeding for appraisal of the fair value of any Shares pursuant to the DGCL in connection herewith; or
(xiv)
any Effects to the extent resulting from actions by Parent or its affiliates pursuant to the terms of Parent’s existing co-development, co-promote and profit share agreement with 2seventy bio or the failure of Parent or its affiliates to take actions required under the terms of such agreement;

provided that such Effects referred to in clauses (iv), (v), (vi), (vii), (viii), (xi) and (xii) may be taken into account to the extent the Acquired Companies, taken as a whole, are disproportionally affected as compared with other companies of comparable size in the industry in which the Acquired Companies operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.
In the Merger Agreement, Parent and Purchaser have also made representations and warranties to 2seventy bio with respect to:
•	corporate matters, such as due organization, power and authority and good standing;
•	certain litigation and other legal proceedings;
•	authority relative to the Merger Agreement;
•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;
•	certain matters relating to the ownership of securities of 2seventy bio;
•	sufficiency of funds to consummate the Offer and the Merger;
•	compliance of the Offer Documents with certain applicable legal requirements;
•	accuracy of information supplied for purposes of the Schedule 14D-9;
•	brokers’ fees and expenses; and
•	the formation and activities of Purchaser;
Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any Effect that, individually or taken together with all other Effects, would be reasonably expected to prevent, materially delay or materially impair the performance by Parent or Purchaser of any of their respective obligations under the Merger Agreement or the consummation by Parent or Purchaser of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any certificate, schedule or document delivered pursuant to the Merger Agreement or in connection with any of the transactions contemplated by the Merger Agreement will survive the Offer Acceptance Time.
Access to Information
From the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement, upon reasonable advance written notice to 2seventy bio, 2seventy bio will provide Parent’s representatives reasonable access, during normal business hours, to the Acquired Companies’ (i) officers, employees and other personnel, (ii) assets and (iii) books and records and, during such period, 2seventy bio will furnish promptly to Parent all information concerning its business as Parent may reasonably request. Nothing in the Merger Agreement requires the Acquired Companies to permit any inspection or other access, or to disclose any information to the extent: (a) such disclosure in the reasonable judgment of 2seventy bio (after consultation with outside counsel) would: (1) result in the disclosure of any trade secrets of third parties; (2) violate any contractual obligation of the Acquired Companies with respect to confidentiality, non-disclosure or privacy; (3) jeopardize protections afforded to any of the Acquired Companies under the attorney-client privilege or the attorney work product doctrine; (4) violate any law (provided that in the event that 2seventy bio does not provide access or information in reliance on the foregoing clauses (1) through (4), it will use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate any applicable law, contract or obligation or waive any privilege); or (5) materially and adversely interfere with the conduct of the Acquired Companies’ business; or (b) any such information is included in the minutes of the meetings of the 2seventy bio Board of Directors or its committees to the extent related to the discussion by the 2seventy bio Board of Directors or any applicable committee of the Transactions or an Acquisition Proposal (as defined in the Merger Agreement and discussed below) (including any presentations or other materials prepared by or for the board of directors, whether in connection with a specific meeting, or otherwise relating to such subject matter); provided that any such access and any such information will be furnished solely at Parent’s reasonable expense. With respect to the information disclosed pursuant to this paragraph, Parent will comply with, and will cause Parent’s representatives to comply with, all obligations under the Confidentiality Agreement dated May 7, 2024, between 2seventy bio and Parent, as amended (the “Confidentiality Agreement”).
Conduct of Business Pending the Merger
2seventy bio has agreed that, during the period from the date of the Merger Agreement through the earlier of the Effective Time or the termination of the Merger Agreement, except for matters (i) undertaken with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), (ii) as set forth in 2seventy bio’s disclosure schedule provided under the Merger Agreement, (iii) as expressly required or expressly provided for by the Merger Agreement, (iv) as required by applicable law or order, or (v) as required by the rules or regulations of Nasdaq, 2seventy bio will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to preserve substantially intact its business organization and material business relationships, to preserve existing relationships with employees, Governmental Entities, customers, suppliers, licensors, licensees, creditors, lessors and other persons with whom 2seventy bio and its subsidiaries have material business relationships.
In addition, during such period and subject to the same exceptions discussed in the paragraph above and certain other specific exceptions set forth in the Merger Agreement, 2seventy bio agreed not to, and to not permit any of its subsidiaries to, do any of the following:
•	amend 2seventy bio’s certificate of incorporation or 2seventy bio’s bylaws, or amend any other organizational documents of 2seventy bio’s subsidiaries;
•
(A) establish a record date (other than in connection with an annual meeting) for, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting or registration of, any capital stock or other equity or voting interests of any Acquired Company, other than dividends and distributions by a direct or indirect wholly owned subsidiary of 2seventy bio to its parent, (B) split, combine or reclassify any capital stock or other equity or voting interests of the Acquired Companies, or (C) purchase, redeem or otherwise acquire, or offer to do the foregoing with respect to any securities of any Acquired Company securities, except (x) as required pursuant to the terms of the Company Pre-Funded Warrants, Company Options, Company RSU Awards or the Company ESPP or (y) the net settlement of Company Pre-Funded Warrants, Company Options, Company RSU Awards or acquisitions of shares of 2seventy bio common stock by 2seventy bio, in each case, in satisfaction by holders of Company Pre-Funded Warrants, Company Options or Company RSU Awards of the applicable exercise price or withholding taxes;
•
(A) issue, deliver, sell, grant, pledge, transfer, subject to any encumbrance (other than transfer restrictions arising under applicable law) or dispose of any securities of any Acquired Company, other than (1) the issuance of shares of 2seventy bio common stock upon the exercise of Company Pre-Funded Warrants that are outstanding on the date of the Merger Agreement, in accordance with the terms of the Company Pre-Funded Warrants as in effect on the date of the Merger Agreement, (2) the issuance of shares of 2seventy bio common stock upon the exercise or settlement of Company Options or Company RSU Awards that are outstanding on the date of the Merger Agreement, in accordance with the terms of such Company Option or Company RSU Award, or (3) the issuance of shares of 2seventy bio common stock pursuant to purchase rights under the Company ESPP, or (B) amend any term of any security of the Acquired Companies other than as permitted by the Merger Agreement or in existing agreements or as listed in 2seventy bio’s disclosure schedule provided under the Merger Agreement;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Acquired Companies;
•
(A) increase the salary, wages, benefits, bonuses or other compensation payable or to become payable to any Acquired Company’s current or former directors, officers, employees or other individual service providers, (B) enter into any employment, consulting, change in control, severance or similar agreement, (C) accelerate the vesting, funding or payment of any compensation or benefits under, any provision of any benefit plan of 2seventy bio (or any plan, program, policy, contract, arrangement or agreement that would be a benefit plan of 2seventy bio if it were in existence on the date of the Merger Agreement), (D) grant any equity or equity-based awards, (E) commence any Offering (as defined in the Company ESPP) under the Company ESPP, (F) establish, adopt or enter into any plan, agreement or arrangement for the purpose of, or otherwise commit to, grossing up or indemnifying, or otherwise reimbursing any current or former employee or other service provider for any tax, including under Section 409A or Section 4999 of the Code, (G) hire any employee or individual service provider, (H) terminate the employment of any employee (at the level of direct report to Vice President or higher) other than for cause, or (I) enter into, modify, or terminate any collective bargaining agreement;

•
adopt, terminate or amend any benefit plan of 2seventy bio (or any plan, program, arrangement, practice, policy or agreement that would be a benefit plan of 2seventy bio if it were in existence on the date of the Merger Agreement);

•
acquire any business, assets or capital stock of any person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation or otherwise), other than one or more acquisitions in the ordinary course of business that involves a purchase price of not more than $250,000 in the aggregate;

•	form any subsidiary or enter into any joint venture or partnership;
•
sell, lease, license, sublicense, pledge, assign, transfer, subject to any encumbrance (other than a permitted encumbrance), abandon, permit to lapse, or otherwise dispose of or grant any other right or immunity (including any option, right of first or last refusal/offer or other preferential right or covenant not to sue) with respect to any material 2seventy bio intellectual property, subject to certain customary exceptions;

•
sell, lease, license, sublicense, pledge, assign, transfer, subject to any encumbrance, abandon or otherwise dispose of or grant any other right with respect to material assets or material properties (other than 2seventy bio’s intellectual property, but subject to the immediately preceding bullet), subject to certain customary exceptions;

•
(A) fail to diligently prosecute any material patent application or to maintain any issued patent, in each case, owned by any Acquired Company as to which any Acquired Company controls the prosecution or maintenance or fail to diligently prosecute or maintain any material intellectual property as to which any Acquired Company controls the prosecution or maintenance, as applicable; (B) fail to renew (to the extent renewable at the option of any of the Acquired Companies) or to terminate any contract under which material intellectual property is licensed to any Acquired Company; or (C) disclose to any third party, other than under a confidentiality agreement or other legally binding confidentiality undertaking, any trade secret rights of any Acquired Company that is included in 2seventy bio’s intellectual property in a way that results in loss of material trade secret protection thereon, except for any such disclosures made as a result of publication of a patent application filed by 2seventy bio or any of its subsidiaries or in connection with any required regulatory filing;

•
change any of the accounting methods used by 2seventy bio affecting its assets, liabilities or business, except for such changes that are required by GAAP or Regulation S-X promulgated under the Exchange Act;

•
(A) except for intercompany loans between 2seventy bio and its wholly owned subsidiaries or between any wholly owned subsidiaries of 2seventy bio, incur or assume any indebtedness for borrowed money (other than short term borrowings incurred in the ordinary course of business) or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the indebtedness for borrowed money of any other person (other than any other Acquired Company);

•
enter into, modify in any material respect, amend in any material respect, waive, release, or assign any material right or claim under or voluntarily terminate certain material contracts or enter into certain material contracts;

•	incur any capital expenditures in an amount in excess of $500,000 in the aggregate;
•
waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any current or former employee, service provider or contractor;

•
(A) make (except any such election customarily made with filing a tax return and the making of which is consistent with the past practices of the Acquired Companies), revoke or change any material tax election, (B) change any annual tax accounting period, (C) change any method of tax accounting, (D) make a request for a tax ruling or enter into any closing agreement with a taxing authority with respect to material taxes, (E) settle or surrender any claim, deficiency, litigation, assessment, or administrative or court proceeding in respect of material taxes, (F) amend, modify or otherwise change any filed income or other material tax return or file any income tax or other material tax return outside of ordinary course of business, (G) enter into any tax sharing agreement, (H) file any claim for a refund of material taxes or surrender or allow to expire any right to claim a refund of material taxes, or (I) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes;

•
settle any legal proceeding other than a settlement solely for monetary damages of no more than $50,000 individually or $200,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, the Acquired Companies) and that do not (A) include any other non-monetary obligation to be performed by, or limitation upon, 2seventy bio or any of 2seventy bio’s subsidiaries, Parent, Purchaser or their affiliates that is, individually or in the aggregate, material to 2seventy bio, any of 2seventy bio’s subsidiaries, Parent, Purchaser or their affiliates or (B) result in any imposition of equitable relief on, or the admission of wrongdoing by, any Acquired Company;

•	adopt or implement any stockholder rights plan (or similar plan commonly referred to as a “poison pill”);
•	write up, write down or write off the book value of any assets, in the aggregate, except in accordance with GAAP;

•
fail to keep in full force and effect the insurance policies of the Acquired Companies or replacement or revised provisions providing insurance coverage in a manner consistent with past practice with respect to the assets, operations and activities of the Acquired Companies as are currently in effect;

•
commence preclinical or clinical development, study, trial or test with respect to any products or product candidate that is not Abecma® (idecabtagene vicleucel, as approved for marketing in the United States pursuant to Biologics License Application 125736) (the “Company Product”); or

•	authorize, commit or agree to take any of the foregoing actions.
Filings, Consents and Approvals
Each of 2seventy bio, Parent and Purchaser (A) will promptly use its reasonable best efforts to provide all information requested by any Governmental Entity in connection with the Transactions and (B) use its reasonable best efforts to promptly take, and cause its subsidiaries or affiliates to take, all actions and steps necessary or advisable to obtain and secure the expiration or termination of any applicable waiting periods under the HSR Act or other applicable Antitrust Laws and obtain any clearance or approval required to be obtained from the U.S. Federal Trade Commission (the “FTC”), the U.S. Department of Justice (the “DOJ”), any state attorney general, any foreign competition, antitrust or investment authority or any other Governmental Entity in connection with the transactions contemplated by the Merger Agreement as soon as possible, but in any event in order to enable the transactions contemplated by the Merger Agreement to close on or before the End Date. Notwithstanding the foregoing or any other provision in the Merger Agreement, in no event will Parent or Purchaser, or any of their respective affiliates, be required to offer, accept or agree to, and 2seventy bio may not, and will cause its affiliates not to, without Parent’s prior written consent, offer, accept, agree or take any action, to (i) sell, divest, license, lease, transfer, encumber, hold separate or otherwise dispose of any asset, product line, operation, interest or business of Parent, Purchaser or any of their subsidiaries or, to the extent such transaction is contemporaneous with or subsequent to the Effective Time, of the Acquired Companies; (ii) terminate, relinquish, modify, transfer, assign, restructure, or waive existing contracts, collaborations, relationships, ventures, contractual rights, obligations or other arrangements of Parent, Purchaser or 2seventy bio or their respective subsidiaries or affiliates; (iii) restrict, prohibit or limit the ownership or operation by 2seventy bio, Parent or any of their respective affiliates of all or any portion of the business or assets of Parent, 2seventy bio, the Surviving Corporation or any of their respective affiliates in any part of the world, (iv) cause Parent or any of its subsidiaries to divest any Shares, (v) impose limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any Shares, including the right to vote the Shares acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of 2seventy bio, or (vi) take any other behavioral undertakings or commitments whatsoever, including taking any steps or actions requested or required by any Governmental Entity (including any requirement to obtain the prior approval of or to provide prior notice to the FTC, DOJ, or other Governmental Entity before entering into any acquisition, contract, or other transaction), creating or consenting to create any relationships, ventures, contractual rights, obligations, or other arrangements of Parent, Purchaser or 2seventy bio or their respective subsidiaries or affiliates and, in each case, to enter, or offer to enter, into agreements and stipulate to the entry of an order or decree or file appropriate applications with any Governmental Entity in connection with any of the foregoing. None of the Acquired Companies are required to enter into any agreement or consent decree with any Governmental Entity that is not conditioned upon the Closing.
Each of 2seventy bio, Parent and Purchaser will (and their respective affiliates, if applicable will): (i) as promptly as practicable (and in no event later than April 21, 2025, unless otherwise agreed to by the parties) make and effect all filings required to be made or effected by it or otherwise advisable pursuant to the HSR Act or other applicable Antitrust Laws with respect to the Transactions, (ii) use commercially reasonable efforts to obtain all other consents and approvals required from, and the giving of all required notices to, third parties in connection with the Transactions, and (iii) use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary or advisable under applicable law to consummate the Transactions as promptly as practicable after the date of the Merger Agreement. However, in no event will 2seventy bio be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any Person for any consent or approval required for the consummation of any of the transactions contemplated by the Merger Agreement.
Each of Company, Parent and Purchaser will use reasonable best efforts to: (i) give the other parties prompt written notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation, action or legal proceeding; and (iii) promptly inform the other parties of any communication to or from the FTC, the DOJ or any other Governmental Entity regarding the Offer or the Merger. Each of Company, Parent and Purchaser will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or legal proceeding. In addition, except as may be prohibited by any Governmental Entity or by any law, in connection with any such request, inquiry, investigation, action or legal proceeding, each of Company, Parent and Purchaser will use reasonable best efforts to permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or legal proceeding.
In the event that any litigation or other administrative or judicial action or legal proceeding is commenced challenging any of the Transactions and such litigation, action or legal proceeding seeks, or would reasonably be expected to seek, to prevent the consummation of the Offer or the Merger or the other Transactions, Parent and Purchaser will use reasonable best efforts to promptly resolve any such litigation, action or legal proceeding and each of 2seventy bio, Parent and Purchaser will cooperate with each other and use its respective reasonable best efforts to contest any such litigation, action or legal proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of any of the Transactions.
Employee Matters
Under the Merger Agreement, for a period of 12 months after the Closing Date, Parent will, and will cause the Surviving Corporation to, provide to each employee of the Acquired Companies who continues employment with Parent, the Surviving Corporation or any subsidiary of Parent or the Surviving Corporation following the Closing Date (each, a “Continuing Employee”) with (i) (A) base salary or base hourly wage rate (as applicable), and (B) target annual cash incentive compensation opportunity that, in the aggregate, are no less favorable to those provided to each such Continuing Employee as of immediately prior to the Effective Time, (ii) employee benefits (excluding defined benefit pension, nonqualified deferred compensation, retiree or post-termination health or welfare benefit, equity or equity-based compensation, retention or change in control-related compensation or benefits, severance, long-term incentive or nonqualified deferred compensation and employee stock purchase plans) that are substantially comparable in the aggregate to those provided to either, in the discretion of Parent, (A) each such Continuing Employee as of immediately prior to the Effective Time under the benefit plans of 2seventy bio set forth in 2seventy bio’s disclosure schedule provided under the Merger Agreement, or (B) similarly-situated employees of Parent, and (iii) severance and outplacement benefits equal to such benefits described in 2seventy bio’s disclosure schedule provided under the Merger Agreement.
From and after the Effective Time, Parent will, or will cause the Surviving Corporation to, ensure that each Continuing Employee receives full credit for purposes of eligibility to participate, vesting, and, with respect to Parent’s or the Surviving Corporation’s vacation and severance benefit arrangements, level of benefits, for service with the Acquired Companies (or predecessor employers to the extent 2seventy bio provides such past service credit) under the comparable employee benefit plans, programs and policies of Parent or the Surviving Corporation, as applicable, in which such employees may become participants to the extent that such service was recognized under a similar benefit plan of 2seventy bio. The foregoing will not apply with respect to eligibility for any defined benefit pension plan or any post-employment welfare benefits or benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits.
From and after the Effective Time, with respect to each benefit plan maintained by Parent or the Surviving Corporation that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA (each, a “Parent Welfare Plan”) in which any Continuing Employee is or becomes eligible to participate, Parent will use commercially reasonable efforts to cause each such Parent Welfare Plan to (i) waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Welfare Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding benefit plan of 2seventy bio in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Welfare Plan; provided that, to the extent such benefit coverage includes eligibility conditions based on periods of employment, the paragraph immediately above will control; and (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such Parent Welfare Plan in satisfying any applicable co-payment or deductible requirements under such Parent Welfare Plan for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable benefit plan of 2seventy bio.
Unless otherwise requested by Parent at least five days prior to the Closing, 2seventy bio will, no later than one business day prior to the Closing, cease contributions to, and adopt a written consent or resolution and take other necessary and appropriate action to terminate 2seventy bio’s 401(k) plan, with such termination to be effective no later than the business day immediately prior to the Closing, which cessation of contributions and termination may be made contingent upon the Closing.
Directors’ and Officers’ Indemnification and Insurance
Parent has agreed that for six years after the Effective Time, Parent will, and will cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance in respect of any acts, errors, omissions, facts or events occurring on or before the Effective Time, including in respect of the Merger Agreement and the Transactions, covering each person currently covered by 2seventy bio’s directors’ and officers’ liability insurance policies on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date of the Merger Agreement. Neither Parent nor the Surviving Corporation will be obligated to pay annual premiums in excess of 300% of the annual premium most recently paid by 2seventy bio prior to the date of the Merger Agreement for such insurance (the “Current Premium”), and if such premiums for such insurance would at any time exceed 300% of the Current Premium, then Parent will, and will cause the Surviving Corporation to, maintain policies of insurance that, in Parent’s and the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium. Prior to the Closing, 2seventy bio will use reasonable best efforts to purchase and obtain prepaid “tail” or “runoff” policies providing such persons currently covered by such policies with coverage for an aggregate period of six years from and after the Effective Time with respect to claims arising from any acts, errors, omissions, facts or events that occurred on or before the Effective Time (including matters that continue after the Effective Time that are interrelated to claims arising on or before the Effective Time), including in respect of the Merger Agreement and the Transactions, and the amount paid for such prepaid policies will not exceed 300% of the Current Premium. If any prepaid policies are obtained prior to the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain any and all such policies in full force and effect for their full term, and continue to honor the obligations under such policies.
In addition, for six years from and after the Effective Time, each of Parent and the Surviving Corporation will (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of 2seventy bio or of a subsidiary of 2seventy bio (each, an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which will be advanced as they are incurred, subject to an undertaking to repay such advances if it is ultimately determined that such Indemnified Party was not entitled to indemnification), judgments, damages, losses, fines, penalties or liabilities imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other legal proceeding in which such Indemnified Party may be involved or with which he or she may be threatened (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer of 2seventy bio or any subsidiary of 2seventy bio or otherwise in connection with any action taken or not taken at the request of 2seventy bio or any subsidiary of 2seventy bio or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served at the request of 2seventy bio (including in any capacity with respect to any employee benefit plan), in each of clause (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened (including any Indemnified Party Proceeding relating in whole or in part to the Merger Agreement and the Transactions or relating to the enforcement of the provisions discussed in this paragraph or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and (ii) fulfill and honor in all respects the obligations of 2seventy bio to provide for indemnification, advancement of expenses and exculpation from liabilities for acts, errors, omissions, facts or events occurring at or prior to the Effective Time, including with respect to the Merger Agreement and the Transactions (and whether asserted or claimed prior to, at or after the Effective Time), in each case, pursuant to: (x) each indemnification agreement in effect as of the date of the Merger Agreement between any Acquired Company and any Indemnified Party; and (y) the applicable provisions set forth in the organizational documents of any Acquired Company as in effect on the date of the Merger Agreement.
Transaction Litigation
2seventy bio will as promptly as reasonably practicable (and in any event within two business days) notify Parent in writing of, and will give Parent the opportunity to participate in (and consult with counsel regarding) the defense, prosecution, settlement or compromise of, any claim, demand or legal proceeding asserted, commenced or threatened by, on behalf of or in the name of, against or otherwise involving 2seventy bio, the 2seventy bio Board of Directors, any committee of the 2seventy bio Board of Directors and/or any of 2seventy bio’s directors or officers relating directly or indirectly to the Merger Agreement, the Offer, the Merger or any of the Transactions (“Transaction Litigation”). 2seventy bio will control such defense and Parent will not have the right to direct such defense. 2seventy bio will keep Parent reasonably apprised on a reasonably prompt basis of proposed strategy and other significant decisions with respect to any Transaction Litigation, and Parent may offer comments or suggestions with respect to such Transaction Litigation which 2seventy bio will consider in good faith. No Acquired Company will settle or offer, compromise or agree to settle or compromise, or take any other action to settle, compromise or moot, any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).
Section 16 Matters
Prior to the Effective Time, 2seventy bio will take all steps as may be reasonably necessary to cause the Transactions, including any dispositions of shares of 2seventy bio common stock (including any Company Option or Company RSU Award) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to 2seventy bio, to be exempt under Rule 16b-3 under the Exchange Act.
Parent’s Obligations
Parent will cause Purchaser to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Purchaser in accordance with the terms of the Merger Agreement, the Offer, the Merger, and the other Transactions. As a material inducement to 2seventy bio’s willingness to enter into the Merger Agreement and perform its obligations under the Merger Agreement, Parent unconditionally agreed to guarantee full performance and payment by Purchaser of each of the covenants, obligations and undertakings required to be performed by Purchaser under the Merger Agreement.
Stock Exchange Delisting and Deregistration
Prior to the Effective Time, 2seventy bio will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to cause the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.
No Solicitation
2seventy bio agreed not to, to cause its subsidiaries and its and their respective directors, officers and employees not to, and to not authorize or permit its or their other representatives to, directly or indirectly:
(i)
solicit, initiate, knowingly facilitate or knowingly encourage the submission or announcement of any Acquisition Proposal (as defined below) or Acquisition Inquiry (as defined below) (including by approving any person becoming an “interested stockholder” for purposes of Section 203 of the DGCL);

(ii)
furnish any non-public information regarding any Acquired Company, or afford access to the business, properties, assets or books or records of any Acquired Company to any person for the purpose of facilitating or encouraging, or in response to, an Acquisition Proposal or Acquisition Inquiry;

(iii)	engage or otherwise participate in discussions or negotiations with any third party with respect to any Acquisition Proposal or Acquisition Inquiry;
(iv)
amend, fail to enforce, or grant any waiver or release under or with respect to any standstill provision or similar agreement, except that if the 2seventy bio Board of Directors determines in good faith, after consultation with 2seventy bio’s outside legal counsel and financial advisor, that failing to take any such actions with respect to any standstill or similar agreement would be inconsistent with the 2seventy bio Board of Directors’ fiduciary obligations to 2seventy bio’s stockholders under applicable law, 2seventy bio may then take such action, solely to the extent necessary to permit a third party to make, on a confidential basis to the 2seventy bio Board of Directors, an Acquisition Proposal, conditioned upon such third party agreeing to disclosure of such Acquisition Proposal to Parent as contemplated by the terms of the Merger Agreement;

(v)
enter into any letter of intent, memorandum of understanding, agreement in principle or contract (other than pursuant to the Merger Agreement, including pursuant to an Acceptable Confidentiality Agreement (as defined below) entered into pursuant to the Merger Agreement), with respect to an Acquisition Proposal or Acquisition Inquiry; or

(vi)	authorize, commit or agree to do any of the foregoing.
Notwithstanding anything to the contrary contained in the Merger Agreement, at any time prior to the Expiration Time, 2seventy bio and its subsidiaries and its representatives may, in response to an unsolicited bona fide written Acquisition Proposal first made after the date of the Merger Agreement (that did not result from a breach of the no-solicitation obligations of 2seventy bio under the Merger Agreement), engage in any such discussions or negotiations with, and provide any such information or access to, any third party (and its representatives and financing sources) in response to such bona fide written Acquisition Proposal if:
(a)
prior to providing any non-public information regarding any Acquired Company to any third party in response to an Acquisition Proposal, 2seventy bio enters into (or there is then in effect) an Acceptable Confidentiality Agreement with such third party, and as long as 2seventy bio makes such non-public information available to Parent (to the extent such non-public information has not been previously made available by 2seventy bio to Parent or Parent’s representatives); and

(b)
the 2seventy bio Board of Directors determines in good faith, after consultation with 2seventy bio’s outside legal counsel and financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or would reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with the 2seventy bio Board of Directors’ fiduciary obligations to 2seventy bio’s stockholders under applicable law.

Except to the extent that 2seventy bio is prohibited from giving Parent such notice by any confidentiality agreement in effect as of the date of the Merger Agreement, if 2seventy bio receives an Acquisition Proposal after the date of the Merger Agreement, then 2seventy bio will promptly (and in no event later than 24 hours after receipt of such Acquisition Proposal) notify Parent in writing of such Acquisition Proposal (including the material terms and conditions of such Acquisition Proposal, the identity of the person or group of persons making such Acquisition Proposal, and complete copies of documents or draft agreements evidencing or delivered in connection with such Acquisition Proposal), and will keep Parent reasonably informed of any material change or material developments with respect to the terms of such Acquisition Proposal (and in no event later than 24 hours after such material change or material development to the terms of such Acquisition Proposal).
“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality and non-use terms not less restrictive in the aggregate to the counterparty thereto than the terms of the Confidentiality Agreement (it being agreed that such confidentiality agreement need not prohibit the making of an Acquisition Proposal or otherwise contain any standstill provision) and does not prohibit any Acquired Company from providing any information to Parent in accordance with the provisions discussed above or otherwise prohibit 2seventy bio from complying with its no-solicitation obligations under the Merger Agreement.

“Acquisition Inquiry” means an inquiry, indication of interest, proposal, offer or request for information from a third party that would reasonably be expected to result in an Acquisition Proposal.
“Acquisition Proposal” means any proposal or offer from a third party relating to (i) the acquisition, directly or indirectly, of 20% or more of the outstanding Shares (or instruments convertible or exchangeable for 20% or more of such outstanding Shares) by any third party, (ii) any merger, consolidation, business combination, reorganization, sale of assets, recapitalization, liquidation, dissolution or other similar transaction that would result in any third party acquiring any Company Product or any rights with respect to any Company Product or assets (including capital stock of or interest in any subsidiary of 2seventy bio) representing, directly or indirectly, 20% or more of the net revenues of the Acquired Companies, taken as a whole, (iii) any license or sublicense from any Acquired Company, joint venture, partnership, collaboration, revenue-sharing agreement or other similar transaction, in each case, with respect to any Company Product or any rights with respect to any Company Product or assets (including capital stock of or interest in any subsidiary of 2seventy bio) representing, directly or indirectly, 20% or more of the net revenues of the Acquired Companies, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any third party beneficially owning 20% or more of the outstanding Shares (or instruments convertible into or exchangeable for 20% or more of such outstanding Shares), (v) any merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving any Acquired Company that, if consummated, would result in the stockholders of 2seventy bio immediately preceding such transaction holding, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than 80% of the voting power of the surviving or resulting entity, or (vi) any combination of the foregoing.
“Superior Proposal” means a bona fide written Acquisition Proposal by a third party that (i) if consummated, would result in such third party (or in the case of a direct merger between such third party and 2seventy bio, the shareholders of such third party) becoming the beneficial owner, directly or indirectly, of more than 50% of the outstanding Shares or all or substantially all of 2seventy bio’s consolidated assets and (ii) the 2seventy bio Board of Directors determines in good faith, after consultation with 2seventy bio’s financial advisor and outside legal counsel, and taking into consideration, among other things, any legal, financial, regulatory and other aspects (including certainty of closing) of such Acquisition Proposal that the 2seventy bio Board of Directors deems relevant, (A) would, if consummated, result in a transaction more favorable, from a financial point of view, to the holders of Shares than the Transactions and (B) is reasonably likely to be consummated in accordance with its terms.
Nothing in the Merger Agreement will prohibit 2seventy bio, the 2seventy bio Board of Directors or their representatives from (i) taking and disclosing to the stockholders of 2seventy bio a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder (or any substantially similar communication), but such disclosure must not contain a Change in Recommendation (as defined below); (ii) making any disclosure to 2seventy bio’s stockholders that is required to be made by 2seventy bio under applicable laws; or (iii) communicating with any person that makes any Acquisition Proposal or Acquisition Inquiry to the extent necessary to direct such Person to the no-solicitation provisions of the Merger Agreement and/or to clarify the terms and conditions of an Acquisition Inquiry solely to the extent necessary to determine whether such Acquisition Inquiry constitutes or would reasonably be expected to result in an Acquisition Proposal.
Any action taken by a director, officer, employee or representative of any Acquired Company, which, if taken by 2seventy bio, would constitute a breach of the no-solicitation provisions of the Merger Agreement will be deemed a breach of such provisions by 2seventy bio.
Change in Recommendation
As described above, and subject to the provisions described below, the 2seventy bio Board of Directors has determined to recommend that the stockholders of 2seventy bio accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The foregoing recommendation is referred to in this Offer to Purchase as the “2seventy bio Board of Directors Recommendation.” The 2seventy bio Board of Directors also agreed to include the 2seventy bio Board of Directors Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the 2seventy bio Board of Directors nor any committee thereof will, except as expressly permitted by the Merger Agreement:
•
withdraw, qualify, or modify in a manner adverse to Parent or Purchaser, or publicly propose to withdraw, qualify or modify, the 2seventy bio Board of Directors Recommendation in a manner adverse to Parent or Purchaser;

•	approve, adopt, declare advisable or recommend to the 2seventy bio stockholders (or publicly propose to approve, adopt, declare advisable or recommend) any Acquisition Proposal;
•
fail to publicly reaffirm the 2seventy bio Board of Directors Recommendation within ten business days of receiving a written request from Parent to provide such public reaffirmation following receipt by 2seventy bio of a publicly announced Acquisition Proposal that has not been withdrawn, but (A) Parent may only make such request one time, except to the extent such Acquisition Proposal is amended or changed, in which case such right to make such request would apply again and (B) this reaffirmation requirement does not apply in connection with a notice of a Superior Proposal delivered to Parent as discussed below;

•
if any Acquisition Proposal structured as a tender or exchange offer is commenced (and not withdrawn), fail to file, within ten business days of the commencement of such tender or exchange offer, a schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the 2seventy bio stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer (any action described in bullet or in any of the preceding three bullets being referred to as a “Change in Recommendation”); or

•
approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow 2seventy bio to enter into any contract (other than an Acceptable Confidentiality Agreement entered into in compliance with the Merger Agreement) relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”) or otherwise requiring or reasonably expected to cause 2seventy bio to abandon, terminate, materially delay or fail to consummate, or that would otherwise materially impede or materially interfere with, the Transactions.

Notwithstanding the above, at any time prior to the Offer Acceptance Time, the 2seventy bio Board of Directors may, in response to a written bona fide Acquisition Proposal received after the date of the Merger Agreement that did not result from a breach of 2seventy bio’s no-solicitation obligations under the Merger Agreement, make a Change in Recommendation and/or cause 2seventy bio to enter into a binding and definitive written Alternative Acquisition Agreement providing for the consummation of such Acquisition Proposal if and only if:
•
the 2seventy bio Board of Directors determines in good faith (x) after consultation with 2seventy bio’s outside legal counsel and financial advisor, that such Acquisition Proposal would constitute a Superior Proposal and (y) after consultation with 2seventy bio’s outside legal counsel, that in light of such Acquisition Proposal, a failure to make a Change in Recommendation and/or to cause 2seventy bio to enter into such Alternative Acquisition Agreement would be inconsistent with the 2seventy bio Board of Directors’ fiduciary obligations to 2seventy bio’s stockholders under applicable law;

•
2seventy bio delivers to Parent a written notice stating that the 2seventy bio Board of Directors intends to take such action and, including if applicable a summary of the material terms and conditions of any proposed Alternative Acquisition Agreement and unredacted copies of such Alternative Acquisition Agreement;

•
no such Change in Recommendation or entry into such Alternative Acquisition Agreement is effected prior to the fourth business day after Parent receives such notice, and during such period 2seventy bio must negotiate in good faith with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of the Merger Agreement or the Offer or a possible alternative transaction so that the Acquisition Proposal that is the subject of such notice ceases to be a Superior Proposal

•
after such period, the 2seventy bio Board of Directors determines in good faith, after taking into account any amendments or adjustments to the Merger Agreement and the Offer that Parent has agreed in writing to make as a result of such negotiations, that (x) after consultation with 2seventy bio’s outside legal counsel and financial advisor, such Acquisition Proposal continues to constitute a Superior Proposal, and (y) after consultation with 2seventy bio’s outside legal counsel, the failure to make a Change in Recommendation and/or enter into such Alternative Acquisition Agreement would be inconsistent with the 2seventy bio Board of Directors’ fiduciary obligations to the 2seventy bio’s stockholders under applicable law; and
•
if 2seventy bio enters into an Alternative Acquisition Agreement concerning such Acquisition Proposal, the Company terminates this Agreement in accordance with a Superior Proposal Termination (as defined below).

In the event of any material amendment or adjustment to the terms of any Acquisition Proposal, 2seventy bio must again deliver to Parent the notice referred to above and comply again with the requirements above, except that references to four business days will be deemed to be three business days.
In addition, at any time prior to the Offer Acceptance Time, the 2seventy bio Board of Directors may make a Change in Recommendation not related to an Acquisition Proposal if and only if:
•
there is an Effect materially affecting 2seventy bio and occurring after the date of the Merger Agreement that does not relate to any Acquisition Proposal and was neither known nor reasonably foreseeable by the 2seventy bio Board of Directors prior to such date and which Effect does not include, relate to or result from (1) any changes in the financial or securities markets or general economic or political conditions, (2) any changes (including changes of applicable laws) or conditions generally affecting the industry in which any Acquired Company operates, (3) the Acquired Companies meeting or exceeding any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the exception in this clause would not prevent or otherwise affect a determination that any Effect underlying such facts has resulted in, or contributed to, a Intervening Event), (4) any changes in the price or trading volume of the Shares (provided that the exception in this clause would not prevent or otherwise affect a determination that any Effect underlying such change has resulted in, or contributed to, a Intervening Event), or (5) any breach of the Merger Agreement by 2seventy bio, and any consequences of such actions (any such Effect described in the foregoing clauses being referred to as an “Intervening Event”);

•
the 2seventy bio Board of Directors determines in good faith, after consultation with its outside legal counsel, that, in light of such Intervening Event, a failure to effect a Change in Recommendation would be inconsistent with the 2seventy bio Board of Directors’ fiduciary obligations to the 2seventy bio’s stockholders under applicable law;

•
2seventy bio delivers to Parent a written notice stating that the 2seventy bio Board of Directors intends to effect such Change in Recommendation in connection with such Intervening Event and specifying the reasons therefor in reasonable detail;

•
no such Change in Recommendation is effected prior to the fourth business day after Parent receives such notice and during such period, if requested by Parent, 2seventy bio must negotiate in good faith with Parent to amend or adjust the Merger Agreement or the Offer or enter into an alternative transaction so that such Intervening Event ceases to warrant a Change in Recommendation; and

•
at the end of such period, the 2seventy bio Board of Directors determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments or adjustments to the Merger Agreement and the Offer, or any alternative transaction, that Parent has agreed in writing to make or enter into as a result of such negotiations, that, in light of such Intervening Event, a failure to effect a Change in Recommendation would be inconsistent with the 2seventy bio Board of Directors’ fiduciary obligations to the 2seventy bio’s stockholders under applicable law.

In the event of any material change to the facts or circumstances relating to an Intervening Event, 2seventy bio must again deliver to Parent the notice referred to above and comply again with the requirements above, except that references to four business days will be deemed to be three business days.

Termination
The Merger Agreement may be terminated and the Offer and the Merger may be abandoned as follows:
(i)	at any time prior to the Offer Acceptance Time, by mutual written agreement of Parent and 2seventy bio;
(ii)
by either Parent or 2seventy bio, upon written notice to the other party, if the Offer Acceptance Time has not occurred on or prior to 5:00 p.m. Eastern Time on September 10, 2025 (as such date may be extended pursuant to the Merger Agreement and described below, the “End Date”). If on September 10, 2025 the Governmental Consents Condition or the Regulatory Condition (solely with respect to Antitrust Laws) has not been satisfied or, to the extent permissible, waived on or prior to the End Date, and all other Offer Conditions have been satisfied (other than those Offer Conditions that by their nature are to be satisfied at the Offer Acceptance Time (so long as such conditions are reasonably capable of being satisfied if the Acceptance Time were to occur on the initial End Date)) or, to the extent permissible, waived, then the End Date may be extended to (and including) 5:00 p.m. Eastern Time on December 10, 2025 by either 2seventy bio or Parent, by delivery of written notice to the other party at or prior to 5:00 p.m. Eastern Time on the date that is two business days prior to September 10, 2025. If such extension is effected and then on December 10, 2025 any of the Governmental Consents Condition or the Regulatory Condition (solely with respect to Antitrust Laws) has not been satisfied or, to the extent permissible, waived on or prior to such extended End Date, and all other Offer Conditions have been satisfied (other than those Offer Conditions that by their nature are to be satisfied at the Offer Acceptance Time (so long as such conditions are reasonably capable of being satisfied if Acceptance Time were to occur on the initial End Date)) or, to the extent permissible, waived, then the End Date may again be extended one additional time to (and including) 5:00 p.m. Eastern Time on March 10, 2026 by either 2seventy bio or Parent, by delivery of written notice to the other party at or prior to 5:00 p.m. Eastern Time on the date that is two business days prior to December 10, 2025. This right to terminate the Merger Agreement will not be available to any party (or any affiliate of such party) whose breach of any provision of the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the Offer Acceptance Time to have occurred on or before the End Date (the termination described in this clause (ii), the “End Date Termination”);

(iii)
by either Parent or 2seventy bio, upon written notice to the other party, at any time prior to the Offer Acceptance Time if (A) any law enacted by any Governmental Entity of competent and applicable jurisdiction after the date of the Merger Agreement and remaining in effect that makes consummation of the Offer or the Merger illegal, or (B) any Governmental Entity of competent and applicable jurisdiction has issued a permanent injunction or other permanent order having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger, and such permanent injunction or other permanent order has become final and non-appealable. This right to terminate the Merger Agreement will not be available to any party (or any affiliate of such party) whose breach of any provision of the Merger Agreement has been the primary cause of, or primarily resulted in, the issuance, entry or continuing existing of any such law or permanent order;

(iv)
by either Parent or 2seventy bio, upon written notice to the other party, if the Offer (as it may have been extended) expires as a result of the non-satisfaction of one or more Offer Conditions, or is validly terminated or validly withdrawn prior to the Offer Acceptance Time (to the extent permitted under the terms of the Merger Agreement), without Purchaser having accepted for payment any Shares tendered pursuant to the Offer (the termination described in this clause (iv), the “Offer Non-Satisfaction Termination”). A party will not be permitted to effect an Offer Non-Satisfaction Termination if the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer primarily results from the failure of such party (or any affiliate of such party) to perform any covenant or agreement required to be performed by such party (or any affiliate of such party) at or prior to the Offer Acceptance Time; and Parent will further not be permitted to effect an Offer Non-Satisfaction Termination as long as Purchaser is required to extend the Offer pursuant to the Merger Agreement;

(v)
by Parent, upon written notice to 2seventy bio, at any time prior to the Offer Acceptance Time if the 2seventy bio Board of Directors has effected a Change in Recommendation (a “Change in Recommendation Termination”). Any written notice of the 2seventy bio Board of Directors’ intention to make a Change in Recommendation in advance of making a Change in Recommendation will not result in Parent having any right to effect a Change in Recommendation Termination;

(vi)
by 2seventy bio, upon written notice to Parent, at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal and enter into a binding written definitive Alternative Acquisition Agreement providing for the consummation of such Superior Proposal (a “Superior Proposal Termination”), which such Superior Proposal must not have, directly or indirectly, resulted from a breach by 2seventy bio of its no-solicitation obligations under the Merger Agreement, and subject to 2seventy bio paying the Termination Fee described below in connection with such Superior Proposal Termination;

(vii)
by Parent, upon written notice to 2seventy bio, at any time prior to the Offer Acceptance Time, if (A) a breach of any representation or warranty of 2seventy bio in the Merger Agreement or failure to perform any covenant or obligation contained in the Merger Agreement on the part of 2seventy bio has occurred that would cause a failure of any of the Representations Condition or Obligations Condition, and (B) such breach cannot be cured by 2seventy bio by the End Date, or if capable of being cured in such time period, has not been cured upon the earlier of the End Date and 30 days following the date Parent gives 2seventy bio written notice of such breach or failure (the termination described in this clause (vii), the “2seventy bio Breach Termination”). Parent may not effect a 2seventy bio Breach Termination if either Parent or Purchaser is in breach of its representations, warranties, covenants or obligations under the Merger Agreement such that 2seventy bio would be entitled to effect a Parent Breach Termination (as defined below);

(viii)
by 2seventy bio, upon written notice to Parent, at any time prior to the Offer Acceptance Time, if (A) a breach in any material respect of any representation or warranty of Parent or Purchaser in the Merger Agreement or failure to perform in any material respect any covenant or obligation contained in the Merger Agreement on the part of Parent or Purchaser has occurred, in each case if such breach or failure has a Parent Material Adverse Effect, and (B) such breach cannot be cured by Parent by the End Date, or if capable of being cured in such time period, has not been cured upon the earlier of the End Date and 30 days following the date 2seventy bio gives Parent written notice of such breach of failure (the termination described in this clause (viii), the “Parent Breach Termination”). 2seventy bio may not effect a Parent Breach Termination if 2seventy bio is in breach of its representations, warranties, covenants or obligations under the Merger Agreement such that Parent would be entitled to effect a 2seventy bio Breach Termination; or

(ix)
by 2seventy bio, upon written notice to Parent, if (A) Purchaser fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period required in the Merger Agreement or (B) the Offer has expired and Purchaser fails to accept and pay for all Shares validly tendered pursuant to the Offer (and not validly withdrawn) as of the expiration of the Offer (as may be extended) when required to do so in accordance with the terms of the Merger Agreement. 2seventy bio is not permitted to terminate the Merger Agreement pursuant to this clause (ix) if any such failure is primarily attributable to a failure on the part of 2seventy bio to perform in any material respect any covenant or obligation in the Merger Agreement required to be performed by 2seventy bio for such commencement or consummation of the Offer.

Effect of Termination
If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement will be of no further force or effect without liability of any party (or any representative of such party) to each other party thereto, except that: (a) certain specified provisions of the Merger Agreement will survive, including those described in “—Company Termination Fee” below; and (b) the termination of the Merger Agreement will not relieve any party from any liabilities or damages, which will not be limited to reimbursement of expenses or out-of-pocket costs, and may include the economic benefits of the Transactions lost by the non-breaching party and its stockholders (taking into consideration relevant matters, including the aggregate amount of the Offer Price, the Merger Consideration, other combination opportunities, the time value of money and the loss of market value or decline in stock price of 2seventy bio), arising out of such party’s willful and material breach of any provision of the Merger Agreement or any other agreement delivered in connection with the Merger Agreement or any fraud, subject only, with respect to any such liabilities of 2seventy bio, to the Termination Fee. In addition, the parties’ rights and remedies under the Confidentiality Agreement will not be affected by a termination of the Merger Agreement.
Termination Fee
2seventy bio has agreed to pay (or cause to be paid to) Parent a termination fee of $10 million in cash (the “Termination Fee”) if:
(i)
(A) the Merger Agreement is validly terminated by Parent or 2seventy bio due to an End Date Termination or an Offer Non-Satisfaction Termination (provided that with respect to any such termination by 2seventy bio, the right to terminate the Merger Agreement pursuant to an End Date Termination or an Offer Non-Satisfaction Termination, as applicable, is then available to Parent) or by Parent due to a Company Breach Termination; (B) following the date of the Merger Agreement and prior to the time of the termination of the Merger Agreement, a bona fide Acquisition Proposal has been publicly announced or publicly known, and such Acquisition Proposal has not been publicly withdrawn (1) prior to the time of the termination of the Merger Agreement, with respect to any End Date Termination or Parent Breach Termination Right or (2) prior to the Expiration Time, with respect to any Offer Non-Satisfaction Termination; and (C) within 12 months after the termination of the Merger Agreement, 2seventy bio enters into a definitive agreement with respect to an Acquisition Proposal, which Acquisition Proposal is subsequently consummated (whether during or following such 12-month period) or 2seventy bio has consummated any Acquisition Proposal (with all references to “20%” and “80%” in the definition of Acquisition Proposal being treated as “50%” for purposes of this sentence);

(ii)	the Merger Agreement is terminated by Parent pursuant to a Change in Recommendation Termination; or
(iii)	the Merger Agreement is terminated by 2seventy bio pursuant to a Superior Proposal Termination.
In the event of any termination described above, expect in the case of fraud or willful and material breach of the Merger Agreement by 2seventy bio, the receipt of the Termination Fee will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser or any of their respective affiliates or any other person in connection with the Merger Agreement and the termination of the Merger Agreement, the Transactions (and the abandonment of such Transactions) or any matter forming the basis for such termination, and 2seventy bio, its subsidiaries or any of their respective current, former or future directors, officers, employees, agents or representatives or affiliates will have no further liability, whether pursuant to a claim in law or in equity, to Parent, Purchaser or any of their respective affiliates or any other person, and none of Parent, Purchaser or any of their respective affiliates or any other Person will be entitled to bring or maintain any claim, action or proceeding against 2seventy bio, its subsidiaries or any of the aforementioned persons for damages or any equitable relief arising out of or in connection with the Merger Agreement, any of the Transactions, or any matters forming the basis for such termination.
In the event that 2seventy bio fails to pay the Termination Fee when due, Parent will be entitled to receive interest on such unpaid Termination Fee, commencing on the date that the Termination Fee became due, at a rate equal to the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).
Specific Performance
The parties have agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that the parties will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in the Delaware Courts, in addition to any other remedy to which they are entitled under the Merger Agreement.

Expenses
Except as otherwise provided in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement, the Offer, the Merger and the other Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated. Parent is responsible for paying all filing fees payable for filings required or otherwise made pursuant to the HSR Act or any other applicable Antitrust Laws in connection with the Transactions, and transfer taxes or similar taxes and fees incurred in connection with the Transactions must be paid by Parent and Purchaser when due.
Transfer Taxes
The payment of any transfer, documentary, sales, use, stamp, registration, value-added and other similar taxes and fees (including any penalties and interest) incurred by a holder of the Shares in connection with the Merger or the other Transactions, and the filing of any related tax returns, will be the sole responsibility of such holder. Except as expressly provided in the preceding sentence, all charges and expenses incurred in connection with any payments under the Merger Agreement with respect to Shares will be borne and paid by Parent and Purchaser.
Offer Conditions
The Offer Conditions are described in Section 15—“Conditions to the Offer.”
Other Agreements
Tender and Support Agreements
The following is a summary of the material provisions of the Tender and Support Agreements (as defined below). The following description of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the Form of Tender and Support Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.
Concurrently with entry into the Merger Agreement, Parent entered into Tender and Support Agreements (as they may be amended from time to time, the “Tender and Support Agreements”), dated as of March 10, 2025, with certain stockholders of 2seventy bio, including all of the directors and certain executive officers of 2seventy bio (collectively, the “Supporting Stockholders”). Collectively, the Supporting Stockholders have beneficial ownership of approximately 5.3% of the outstanding Shares as of March 10, 2025. Parent and Purchaser expressly disclaim beneficial ownership of all Shares covered by the Tender and Support Agreements.
Each Tender and Support Agreement provides that the Supporting Stockholder will tender into the Offer, and not withdraw or cause to be withdrawn, all outstanding Shares each Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement (the “Owned Shares”) or that the Supporting Stockholder acquires after such date (the “Additional Owned Shares” and, together with the Owned Shares, the “Covered Shares”). Each Supporting Shareholder’s Covered Shares must be tendered into the Offer promptly, and in any event no later than the latest of (but in any event prior to the Expiration Time): (i) ten business days following the commencement of the Offer; and (ii) in the case of Additional Owned Shares, the earlier of (a) three business days following such acquisition and (b) one business day prior to the Expiration Time.
Each Supporting Stockholder has also agreed to vote, or execute consents with respect to, all of the Supporting Stockholder’s Covered Shares:
•
in favor of the approval of any proposal considered and voted upon by the Company’s stockholders at any meeting of the Company’s stockholders (or by written consent) necessary or desirable to effect the consummation of the Offer, the Merger or any of the other Transactions;

•
against any proposal, action or agreement that would reasonably be expected to (A) prevent or nullify any provision of the Tender and Support Agreement, (B) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Supporting Stockholder contained in the Tender and Support Agreement or the Company in the Merger Agreement, or (C) result in any of the Offer Conditions or conditions to the Merger as set forth in the Merger Agreement not being satisfied or not being fulfilled prior to the termination date of the Tender and Support Agreement;

•	against any Acquisition Proposal, or any other proposal made in opposition to, in competition with, or inconsistent with the Merger Agreement, the Offer, the Merger or the other Transactions;
•
against any (A) merger, consolidation, business combination, share exchange, reorganization, recapitalization, dissolution, liquidation, winding up or similar extraordinary transaction involving 2seventy bio and its subsidiaries or (B) sale, lease, license or transfer involving Abecma or a material amount of assets (including, for the avoidance of doubt, any intellectual property or capital stock of any subsidiary) of 2seventy bio and its subsidiaries, taken as a whole, or agreement relating to the foregoing (other than the Merger Agreement and the Transactions);

•
against any change in or to (A) the 2seventy bio Board of Directors that is not recommended or approved by the 2seventy bio Board of Directors, (B) the present capitalization or corporate structure of 2seventy bio or (C) 2seventy bio’s certificate of incorporation not consented to by Parent under the Merger Agreement; and

•
against any other action, agreement or proposal which would reasonably be expected to prevent or materially impede or materially delay the consummation of the Offer, the Merger or any of the other Transactions.

Each Tender and Support Agreement also limits the ability of the Supporting Stockholder to sell or otherwise transfer, encumber, grant proxies or enter into certain arrangements in respect of the Covered Shares.
Each Tender and Support Agreement will terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) any modification or amendment to the Merger Agreement or the Offer that is effected without the Supporting Stockholder’s prior written consent and which modification or amendment decreases the Offer Price or changes the form of consideration payable to the Supporting Stockholder pursuant to the terms of the Merger Agreement, or (iv) the mutual written consent of Parent and such Supporting Stockholder.
The foregoing summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Form of Tender and Support Agreement, a copy of which Purchaser has filed with the SEC as Exhibit (d)(3) to the Tender Offer Statement on Schedule TO and is incorporated herein by reference.
14.	Dividends and Distributions
The Merger Agreement provides that during the Pre-Closing Period, except (i) as required or expressly provided for under the Merger Agreement or as required by applicable laws, (ii) with the prior written consent of Parent, which consent will not be unreasonably withheld, delayed or conditioned, or (iii) as set forth in the disclosure schedule delivered by 2seventy bio to Parent concurrently with the execution of the Merger Agreement, 2seventy bio will not establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of 2seventy bio’s capital stock (including the Shares) or other equity or voting interest other than certain specific exceptions contained in the Merger Agreement.
15.	Conditions to the Offer
Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, to pay for any Shares tendered pursuant to the Offer and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any validly tendered (and not validly withdrawn) Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares unless:
•
the number of Shares validly tendered and not validly withdrawn at or prior to the Expiration Time, considered together with all other Shares (if any) beneficially owned by Parent or any of its controlled affiliates (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by section 251(h)(6) of the DGCL), would represent one more than 50% of the total number of Shares issued and outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

a)	(i) any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) applicable to the Offer or the

Merger under the HSR Act shall have been received or shall have terminated or expired, as the case may be and (ii) any agreement with a Governmental Entity entered into by the parties to the Merger Agreement not to consummate the Offer or the Merger shall have expired or been terminated (the “Governmental Consents Condition”);
b)	the Merger Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”);
c)
no temporary restraining order, preliminary or permanent injunction or other Order (as defined in the Merger Agreement) preventing the consummation of the Offer or the Merger shall have been issued by any Governmental Entity of competent jurisdiction that is in effect at the Expiration Time, and there shall be no law that is in effect at the Expiration Time enacted by any Governmental Entity of competent jurisdiction that makes consummation of the Offer or the Merger illegal (the “Regulatory Condition”);

•
(i) the representations and warranties of 2seventy bio set forth in Section 4.1(a) and the first sentence of Section 4.1(b) (Organization and Good Standing; Subsidiaries), Section 4.19 (Authority; Binding Nature of Agreement), Section 4.23 (Opinion of Financial Advisor), Section 4.24 (Brokers) and Section 4.25 (Section 203 of the DGCL) of the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); (ii) the representations and warranties of 2seventy bio set forth in clauses (a), (d) and (e) of Section 4.3 (Capitalization) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except for de minimis inaccuracies; (iii) the representations and warranties of 2seventy bio set forth in clause (b) of Section 4.5 (Absence of Changes) of the Merger Agreement shall be true and correct in all respects as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time and (iv) the other representations and warranties of 2seventy bio set forth in Article 4 of the Merger Agreement shall be true and correct (disregarding for this purpose all “Company Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Merger Agreement and the Expiration Time as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (the “Representations Condition”);

•
2seventy bio shall have performed or complied in all material respects with the obligations or covenants that are required to be performed by it prior to the Expiration Time under the Merger Agreement (the “Obligations Condition”);

d)	since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect; and
•
2seventy bio shall have delivered to Parent, dated as of the Expiration Time, a certificate signed on behalf of 2seventy bio by an executive officer of 2seventy bio to the effect that the conditions set forth in the foregoing clauses (e), (f) and (g) have been satisfied as of immediately prior to the Expiration Time.

The Offer is not subject to, or contingent upon, any financing condition.
Except for the Minimum Condition (which may only be waived by Parent and Purchaser with the prior written consent of 2seventy bio) and the Termination Condition, the foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, subject in each case to the terms of the Merger Agreement and applicable law. The failure by Parent or Purchaser to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver of such right with respect to any other facts or circumstances, and each such right shall be deemed an ongoing right. If either Parent or Purchaser waives a material condition of the Offer, such party will promptly disseminate such waiver to 2seventy bio stockholders in a manner reasonably designed to inform them of such waiver and extend the Offer if and to the extent required by applicable Exchange Act rules or otherwise.
16.	Certain Legal Matters; Regulatory Approvals
General
Except as discussed below in this Section 16, based on our examination of publicly available information filed by 2seventy bio with the SEC and a review of certain information furnished by 2seventy bio to Purchaser, we are not aware of any governmental license or regulatory permit that appears to be material to 2seventy bio’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental authority or agency, domestic, foreign or super national, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that such approval or other action will be sought. Except as described below, there is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any approval or other action not described below. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to 2seventy bio’s business or certain parts of 2seventy bio’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “—Section 15—Conditions to the Offer.”
State Takeover Statutes
As a Delaware corporation, 2seventy bio is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” 2seventy bio has represented to Purchaser in the Merger Agreement that, assuming the accuracy of certain representations and warranties made by Purchaser and Parent, the 2seventy bio Board of Directors has taken all action necessary to render Section 203 of the DGCL inapplicable to the execution, delivery and performance of the Merger Agreement and to the consummation of the Offer, the Merger and the other Transactions.
In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. 2seventy bio conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.
In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.
If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “-Section 15-Conditions to the Offer.”
Antitrust Approvals
Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.
Pursuant to the Merger Agreement, each of Parent and 2seventy bio is required to file no later than April 21, 2025, a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 days following the filing of the Premerger Notification and Report Form at 11:59 p.m., Eastern Time, and Parent and 2seventy bio intend to request for early termination of such waiting period. This period may also change if Parent voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, ten days after substantial compliance with such request. The parties may also agree with the DOJ or FTC to not consummate the Offer for a specified period of time. If any waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until the next day that is not a Saturday, Sunday or federal holiday at 11:59 p.m., Eastern Time.
After expiration of the applicable waiting period, Parent and 2seventy bio will be free to complete the Offer and the Merger unless otherwise agreed with the reviewing agency or doing so would be prohibited by court order. See “—Section 15—Conditions to the Offer” for certain Offer Conditions, including conditions with respect to certain governmental actions and “—Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions.
There can be no assurance that regulatory clearances and approvals will be timely obtained or obtained at all, or that a challenge on antitrust, competition or foreign investment control law grounds will not be made and, if so, what the result will be.
Regulatory Undertakings
See “—Section 13—The Transaction Documents—Regulatory Undertakings.”
17.	Fees and Expenses
We have retained Innisfree M&A Incorporated to act as the Information Agent and Equiniti Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.
We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.
18.	Miscellaneous
The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, blue sky or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates, not contained in this Offer to Purchase or in the related Letter of Transmittal.
We have filed with the SEC a Schedule TO, together with exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments to our Schedule TO. In addition, 2seventy bio has filed the Schedule 14D-9, together with the exhibits thereto, setting forth the 2seventy bio Board of Directors Recommendation and furnishing certain additional related information. Our Schedule TO, the Schedule 14D-9 and any exhibits or amendments thereto may be examined and copies may be obtained from the SEC in the manner described in “—Section 8—Certain Information Concerning 2seventy bio” and “—Section 9—Certain Information Concerning Purchaser and Parent” above.
Daybreak Merger Sub Inc.
April 14, 2025

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF PARENT
The name, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. Unless otherwise indicated, the business address of each director, executive officer is Route 206 & Province Line Road, Princeton, NJ 08543. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Christopher S. Boerner, Ph.D.*
Dr. Boerner has served as a director since May 2023, as Board Chair since April 2024 and as Chief Executive Officer since November 2023. Prior to assuming his current role, he served as Executive Vice President, Chief Operating Officer and Chief Executive Officer Designate from April to November 2023. Dr. Boerner previously served as Executive Vice President, Chief Commercialization Officer from August 2018 to April 2023. Prior to this, Dr. Boerner served as President and Head, International Markets from September 2017 to July 2018 and President and Head of U.S. Commercial from February 2015 to September 2017.
USA

Peter J. Arduini*
Mr. Arduini has served as a director since 2016. Mr. Arduini has served as President and Chief Executive Officer at GE Healthcare (a medical technology and digital solutions innovator located at 500 W. Monroe Street, Chicago IL), since January 2022. Mr. Arduini also served as President and Chief Executive Officer at Integra LifeSciences Holdings Corporation (a global medical technology company located at 1100 Campus Road Princeton, NJ 08540), from January 2012 to December 2021. Mr. Arduini also serves on the Boards of Directors of GE Healthcare, AdvaMed (the Advanced Medical Technology Association) (a medical technology association located at 1301 Pennsylvania Ave., NW, Suite 400. Washington, D.C. 20004) and the National Italian American Foundation (a nationwide organization for Italian American citizens living in the United States located at 1860 19th Street NW, Washington, DC 20009). Mr. Arduini previously served on the Board of Trustees of Susquehanna University (a private liberal arts college located at 514 University Ave., Selinsgrove, PA 17870) from 2016 to 2022.
USA

Deepak L. Bhatt, M.D., M.P.H., M.B.A.*
Dr. Bhatt has served as a director since June 2022. Dr. Bhatt has served as Director of Mount Sinai Fuster Heart Hospital, a hospital, and the Dr. Valentin Fuster Professor of Cardiovascular Medicine at the Icahn School of Medicine at Mount Sinai, a private medical school (both located at 1 Gustave L. Levy Place, New York, NY 10029), since 2022. Prior to his current position, Dr. Bhatt served as Executive Director of Interventional Cardiovascular Programs at Brigham and Women’s Hospital (located at 75 Francis Street, Boston, MA, 02115) from 2013 to 2022, Professor of Medicine at Harvard Medical School (25 Shattuck Street, Boston, MA 02115) from 2012 to 2022, and Visiting Professor of Medicine at Harvard Medical School from 2022 to 2024. Dr. Bhatt served as Cardiologist at Dana Farber Cancer Institute (a cancer center located at 450 Brookline Ave.
USA

Sch I-1

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

Boston, MA 02215) from 2009 to 2022 and Chief of Cardiology at Veterans Affair Boston Healthcare (a hospital system located at 150 S Huntington Ave, Boston, MA 02130) from 2008 to 2013. From 2001 to 2008, he held a number of roles of increasing responsibility at the Cleveland Clinic (a nonprofit academic medical center located at 9500 Euclid Avenue, Cleveland, Ohio 44195) in Cleveland, Ohio.

Julia A. Haller, M.D.*
Dr. Haller has served as a director since 2019. Dr. Haller has served as Ophthalmologist-in-Chief of Wills Eye Hospital (located at 840 Walnut Street, Philadelphia, PA 19107), where she holds the William Tasman, M.D. Endowed Chair, since 2007. Dr. Haller is currently Professor and Chair of the Department of Ophthalmology at Sidney Kimmel Medical College at Thomas Jefferson University and Thomas Jefferson University Hospitals (located at 1020 Walnut Street Philadelphia, PA 19107). Prior to that, Dr. Haller was a member of the Johns Hopkins (located at 3400 N. Charles Street, Baltimore, MD) faculty, where she held the Katharine Graham Chair in Ophthalmology until 2007. Dr. Haller also serves on the Boards of Directors of Opthea Limited (a global biopharmaceutical company located at 650 Chapel Street, South Yarra, Victoria, 3141 Australia) and Outlook Therapeutics, Inc. (late clinical stage biopharmaceutical company located at 485 Route 1 South, Building F, Suite 320, Iselin, NJ 08830). She is a former director of Eyenovia, Inc. (a clinical stage ophthalmic biopharmaceutical company located at 295 Madison Ave., Suite 2400, New York, NY 10017) where she served in such role from 2021 to 2022.
USA

Manuel Hidalgo Medina, M.D., Ph.D.*
Dr. Hidalgo Medina has served as a director since 2021. Dr. Hidalgo Medina has served as Professor of Medicine and Chief of Division of Hematology and Medical Oncology and Associate Director, Clinical Services of Meyer Cancer Center at Weill Cornell Medical College (Cornell University’s biomedical research unit and medical school located at 525 East 68th Street, New York, NY 10065) since 2019. Dr. Hidalgo Medina has also been an Attending Physician at New York-Presbyterian Hospital (located at 5141 Broadway, New York, NY 10034) since 2019. Prior to this, Dr. Hidalgo Medina served as Deputy Associate Director, Clinical Sciences at Dana Farber/Harvard Cancer Center (a cancer treatment and research institution located at 450 Brookline Ave., BP332A Boston, MA 02215) from 2015 to 2019, Chief of Division of Hematology, Oncology and Director at Rosenberg Clinical Cancer Center of Beth Israel Deaconess Medical Center (a teaching hospital of Harvard Medical School located at 330 Brookline Ave., Boston, MA 02215) from 2015 to 2019 and Professor of Medicine at Harvard University (located at 86 Brattle Street, Cambridge, MA 02138) from 2015 to 2019. Dr. Hidalgo Medina currently serves on the Boards of Directors of Guardant Health, Inc. (a precision oncology company located at 3100 Hanover Street, Palo Alto, CA 94304).
Citizen of Spain, U.S. Permanent Resident

Sch I-2

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Michael R. McMullen*
Mr. McMullen has served as director since 2024. Mr. McMullen previously served as President and Chief Executive Officer of Agilent Technologies, Inc. (a global life sciences, diagnostics, and applied chemical company located at 5301 Stevens Creek Blvd, Santa Clara, CA 95051) from 2015-2024 and as a senior advisor to Agilent in 2024. Prior to that, Mr. McMullen served as Chief Operating Officer of Agilent from 2014-2015 and as President of Agilent’s Chemical Analysis Group from 2009-2014 and held roles of increasing responsibilities during 1992-2009, including as Vice President and General Manager of the Chemical Analysis Solutions Unit of the Life Sciences and Chemical Analysis Group and Country Manager for Agilent’s China, Japan and Korea Life Sciences and Chemical Analysis Group. In addition, he currently serves on the Board of Directors of KLA Corporation (an electronics company headquartered at Three Technology Drive, Milpitas, CA 95035) and is a former director of Agilent and Coherent, Inc.
USA

PaulaA. Price*
Ms. Price has served as a director since September 2020. Most recently, Ms. Price served as Executive Vice President and Chief Financial Officer of Macy’s, Inc. (a holding company of department stores located at 151 West 34th Street, New York, NY 10001) until May 2020. Prior to that, Ms. Price was a full-time Senior Lecturer for Harvard Business School (located at 114 Western Ave., Boston, MA 02134) in the Accounting and Management Unit from 2014 to 2018. Ms. Price currently serves on the Boards of Directors of Accenture plc (a professional services company located at 1 Grand Canal Square, Dublin, Ireland), Warner Bros. Discovery, Inc. (a multinational mass media and entertainment conglomerate located at 230 Park Ave S, New York, NY 10003) and Mondelez International, Inc. (a global snacking company, located at 905 West Fulton Market, Suite 200, Chicago, IL, 60607). She previously served on the Boards of Directors of DaVita, Inc. (a provider of dialysis services and integrated health care management services located at 2000 16th St. Denver, CO 80202) from 2020 to 2022, Dollar General Corporation (a chain of variety stores corporation located at 100 Mission Ridge, Goodlettsville, TN, 37072) from 2014 to 2018, and Western Digital Corporation (a computer drive manufacturer and data storage company located at 5601 Great Oaks Pkwy, San Jose, CA) from 2014 to 2019.
USA

Derica W. Rice*
Mr. Rice has served as a director since September 2020. From March 2018 to February 2020, Mr. Rice served as Executive Vice President of CVS Health (a health solutions company located at 1 CVS Dr., Woonsocket, RI 02895) and President of the pharmacy benefits management business of CVS Caremark. Prior to that, Mr. Rice served as the Executive Vice President of Global Services and Chief Financial Officer of Eli Lilly and Company (a pharmaceutical company located at 1555 S Harding St, Indianapolis, IN 46221) from 2006 to 2017. Mr. Rice has been a member of the Boards of Directors of The Walt Disney Company
USA

Sch I-3

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship

(a mass media and entertainment conglomerate located at 500 South Buena Vista Street, Burbank, CA 91521) since 2019, Target Corporation (a retail corporation located at 1000 Nicollet Mall, Minneapolis, MN, 55403) since 2020, and the Carlyle Group (a private equity firm located at 1001 Pennsylvania Ave. NW, Washington, DC 20004) since 2021.

Theodore R. Samuels*
Mr. Samuels has served as a director since 2017 and as Lead Independent director since May 2021. Mr. Samuels has also served on the Boards of Directors of Centene Corporation (a managed care company located at 1150 Connecticut Ave. NW, Washington, DC 20036) since 2022 and Iron Mountain Inc. (an enterprise information management services company located at 1 Federal Street, Boston, MA 02110) since 2023, and was previously a director of Perrigo Company, PLC (a manufacturer of private label over-the-counter pharmaceuticals located at 515 Eastern Ave., Allegan, MI 49010 USA) from 2017 to 2023.
USA

Karen H. Vousden, Ph.D.*
Dr. Vousden has been a director since 2018. She has also been Principal Group Leader at the Francis Crick Institute (a biomedical research center located at 1 Midland Rd., London NW1 1AT, UK) in London since February 2017. She previously served as the Chief Scientist of Cancer Research UK (CRUK) (an independent cancer research organization located at 2 Redman Place, London, E20 1JQ) from 2016 to 2022 and served as the director of the CRUK Beatson Institute in Glasgow (one of CRUK’s core-funded institutes located at Beatson Institute for Cancer Research, Switchback Rd., Bearsden, Glasgow G61 1BD, UK) from 2002 to 2016.
UK

Phyllis R. Yale*
Ms. Yale has served as director since 2019. She has served as an Advisory Partner at Bain & Company (a management consulting firm located at 131 Dartmouth Street, Boston, MA 02116) since 2010 and as a Partner from 1987 to 2010. Ms. Yale joined Bain in 1982 where she has been a leader in building Bain’s healthcare practice and has served in a number of leadership roles. Ms. Yale has served on the Board of DaVita, Inc. (a provider of dialysis services and integrated health care management services located at 2000 16th Street, Denver, CO 80202) since 2016. Ms. Yale also serves as a director of Aledade, Inc., a member of the advisory board of the Health Policy and Management Department at the Harvard Chan School of Public Health (located at 677 Huntington Ave, Boston, MA 02115) and a member of the Board of The Trustee of Reservations, a conservation and preservation organization (located at 200 High St, Boston, MA 02110).
USA

David V. Elkins
Mr. Elkins has served as Executive Vice President and Chief Financial Officer since 2019, where he is responsible for Global Business Operations, which consists of Corporate Strategy, Business Development, Operational Excellence, Procurement, Investor Relations and Finance Functions. Mr. Elkins joined Parent as part of the acquisition of Celgene Corporation (a
USA

Sch I-4

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
pharmaceutical company located at 86 Morris Ave., Summit, NJ 07901) in November 2019. At Celgene Corporation, he served as Chief Financial Officer from 2018 to 2019.

Cari Gallman
Ms. Gallman has served as Executive Vice President, Corporate Affairs since 2023. Prior to this role, Ms. Gallman served as Senior Vice President, Chief Compliance Officer from 2021 to 2023, Vice President and Assistant General Counsel, Worldwide Oncology from 2019 to 2021 and Assistant General Counsel, Oncology Legal from 2018 to 2019.
USA

Benjamin Hickey
Mr. Hickey has served as President, RayzeBio Organization since 2024. Mr. Hickey joined Parent as part of the acquisition of Mirati Therapeutics, Inc. (a commercial-stage oncology company located at 3545 Cray Court, San Diego, CA 92121), where he was Chief Commercial Officer and Head of Business Development from 2020 to 2024. Prior to this role, Mr. Hickey was Senior Vice President, Chief Commercial Officer at Halozyme Therapeutics, Inc. (a biopharmaceutical company, located at 12390 El Camino Real, San Diego, CA 92130) from 2018 to 2020.
USA

Samit Hirawat, M.D.
Dr. Hirawat has served as Executive Vice President, Chief Medical Officer, Head of Development since 2023. Prior to this, he served as Executive Vice President, Chief Medical Officer, Head of Global Drug Development from 2019 to 2023. Prior to joining Parent, Dr. Hirawat served as Head of Oncology Development at Novartis Pharmaceuticals Corporation (a pharmaceutical corporation located at 1 Health Plaza, East Hanover, NJ 7938) from 2017 to 2019.
USA

Lynelle Hoch
Ms. Hoch has served as President, Cell Therapy Organization since 2023. Prior to this role, Ms. Hoch served as Senior Vice President, Global Cell Therapy Franchise Lead from 2021 to 2023, and as General Manager, Ireland & UK, Major Markets from 2019 to 2021.
USA

Phil Holzer
Mr. Holzer has served as Senior Vice President & Controller since 2024. He previously served as Senior Vice President, Finance, Tax & Treasury from 2021 to 2024 and as Senior Vice President, Enterprise Integration Management from 2019 to 2021.
USA

Adam Lenkowsky
Mr. Lenkowsky served as Executive Vice President, Chief Commercialization Officer since 2023. In his prior role, Mr. Lenkowsky was Senior Vice President, Head of Major Markets from 2022 to 2023. He also served as Senior Vice President, General Manager of U.S. Oncology, Immunology and Cardiovascular from 2019 to 2022.
USA

Sandra Leung
Ms. Leung has served as Executive Vice President and General Counsel since 2015. Ms. Leung notified Parent of her intention to retire from her position as Executive Vice President, General Counsel in 2025. Ms. Leung is expected to remain with Parent for
USA

Sch I-5

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
a transition period until her successor’s appointment in order to assist with the transition of her duties.

Greg Meyers
Mr. Meyers has served as Executive Vice President, Chief Digital and Technology Officer since 2022. Prior to this, Mr. Meyers served as Group Chief Information and Digital Officer at Syngenta Group (a provider of agricultural science and technology located at Rosentalstrasse 67, 4058 Basel, Switzerland) from 2018 to 2022.
USA

Robert Plenge, M.D., Ph.D.
Dr. Plenge has served as Executive Vice President, Chief Research Officer and Head of Research since 2023. Prior to this, Dr. Plenge served as Senior Vice President, Immunology, Cardiovascular & Fibrosis, Research & Early Development from 2019 to 2023. During this time, he also served as Senior Vice President and Head of Translational Medicine from 2021 to 2023 and Senior Vice President and Head of Discovery and Translational Sciences during 2023. Dr. Plenge joined Parent as part of the acquisition of Celgene Corporation (a pharmaceutical company located at 86 Morris Ave., Summit, NJ 07901) in November 2019. At Celgene Corporation, he served as Vice President, Immunology & Inflammation portfolio, Research & Early Development from 2017 to 2019.
USA

Amanda Poole
Ms. Poole has served as Executive Vice President, Chief People Officer since 2024. Prior to this role, she served as Senior Vice President, People Strategy, Solutions & Services from 2022 to 2024, as Senior Vice President, Head of Human Resources, Commercialization from 2020 to 2022, and as Vice President, Head of BMS/Celgene Integration from 2019 to 2020.
USA

Karin Shanahan
Ms. Shanahan has served as Executive Vice President, Global Product Development and Supply since 2022. Prior to this, Ms. Shanahan served as Senior Vice President of Global Biologics and Sterile Operations at Merck & Co., Inc. (a pharmaceutical company located at 126 East Lincoln Avenue, P.O. Box 2000, Rahway, NJ 07065) from 2018 to 2022.
USA

Sch I-6

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER
The name, country of citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Purchaser. Unless otherwise indicated, the business address of each director and executive officer of Purchaser is Route 206 & Province Line Road, Princeton, NJ 08543. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment and Five-Year Employment History	Country of Citizenship
Julie Rozenblyum*
Ms. Rozenblyum has served as President and Chief Executive Officer of Purchaser since March 2025. She has also served as Senior Vice President, Business Development of Parent since April 2024. Prior to this, Ms. Rozenblyum served as Managing Director, Healthcare Investment Banking of Morgan Stanley (a global financial services firm headquartered at 1585 Broadway, New York, NY 10036) from 2018 to 2024.
USA

Sandra Ramos-Alves*
Ms. Ramos-Alves has served as Vice President and Treasurer of Purchaser since March 2025. She has served as a director of Purchaser since March 2025. She has also served as Senior Vice President and Treasurer of Parent since October 2021, and Vice President and Assistant Treasurer of the same company from November 2019 to September 2021. Prior to this, Ms. Ramos-Alves served as Assistant Treasurer and Executive Director of Celgene Corporation (a pharmaceutical company located at 86 Morris Ave., Summit, NJ 07901) from 2013 to 2019.
USA

Amy Fallone*
Ms. Fallone has served as Vice President and Secretary since March 2025. She has served as a director of Purchaser since March 2025. She has also served as Senior Vice President, Corpore Governance & Corporate Secretary of Parent since April 2024. Prior to this, Ms. Fallone served Vice President & Associate General Counsel, Corporate and Assistant Secretary from 2023 to 2024, Associate General Counsel, Corporate from 2020 to 2023 and Assistant General Counsel from 2018 to 2020 of Catalent, Inc. (a global contract development and manufacturing organization located at 190 Everett Ave, Chelsea, MA 02150)
USA

Sophia Park*	Ms. Park has served as a director of Purchaser since March 2025. She has also served as Senior Vice President, Tax of Parent since January 2019.	USA

Sch I-7